



13001631



2012
Annual Report











financial engines®

retirement help for life®

2012 Letter to Our Stockholders



To Our Stockholders,

In 2012, Financial Engines had a strong year across all of our key metrics and we reached significant milestones in growing our business and broadening the services we offer to customers.

Throughout the year, we maintained our focus on our customers' complex retirement needs and invested in creating a compelling customer experience.

Financial Engines continued to grow our business in 2012. For the full year, we reported revenue of $186 million, an increase of 29% from 2011. Plan participants continued to entrust us with their retirement savings, bringing our assets under management to nearly $64 billion, an increase of 35% from 2011. In total, we ended 2012 offering our services through more than 500 large employers and managing more than 660,000 individual portfolios. Today our help is available to more than 8 million employees through employer plans.

In 2012, we continued to make progress deploying Income+, the first retirement income solution designed specifically for the 401(k), with seven plan provider partners now committed to offer Income+ to their clients, representing more than 95% of our total assets under contract. We believe that the demographic wave of baby boomers entering into retirement, with $5 trillion of savings in defined contributions accounts, will compel employers to offer ways for employees to generate lifetime income from these accounts. The broad adoption of Income+ by plan providers and sponsors in 2012 puts Financial Engines in an attractive position to become the standard for retirement income in 401(k) plans.

Participants have been asking us for more help with the decisions they need to make at retirement, as well as help managing retirement assets beyond their 401(k) plans. In 2012, we responded by improving the customer experience, broadening our capabilities, and expanding our understanding of the total household portfolio of our customer. In the spring, we launched Total Retirement Advice to provide help on tax-deferred accounts outside of the 401(k), and recently introduced IRA management, allowing us to manage additional accounts for our existing customers and to retain customers as they retire and leave the workplace.

Financial Engines is facing a generational opportunity driven by an unprecedented demographic wave and a fundamental transformation in how our nation retires. Financial Engines was founded in 1996 when cofounder and Nobel Prize-winning economist Bill Sharpe decided that everyone deserved the same independent, objective investment advice that was then available only to the wealthy. We remain committed to that vision. And we will continue to deliver on our promise of providing everyone with the independent, personalized investment help they deserve, while staying focused on meeting the expectations of our investors.

Sincerely,

Jeff N. Maggioncalda
Chief Executive Officer
Financial Engines
February 22, 2013

Photo by Robyn Basso

About Financial Engines

Financial Engines is a leading provider of independent, technology-enabled portfolio management services, investment advice and retirement income services to participants in employer-sponsored defined contribution plans, such as 401(k) plans. We help investors plan for retirement by offering personalized plans for saving and investing, as well as by providing assessments of retirement income needs and readiness, regardless of personal wealth or investment account size. Financial Engines® Income+, a feature of our portfolio management service, is designed to prepare a portfolio to generate income in retirement, and calculates and facilitates the payment of steady recurring payouts throughout retirement. We use our proprietary advice technology platform to provide our services to millions of retirement plan participants on a cost-efficient basis. We believe that our services have significantly lowered the cost and increased the accessibility to plan participants of independent, personalized portfolio management services, investment advice and retirement income.

Our business model is based primarily on workplace delivery of our services. We target three key constituencies in the retirement plan market: plan participants (employees of companies offering 401(k) plans), plan sponsors (employers offering 401(k) plans to their employees) and plan providers (companies providing administrative services to plan sponsors). We provide the following benefits for each of these constituencies:

- *Plan Participants:* For retirement plan participants, we provide personalized, unconflicted advice and management services unique to each individual's specific investment needs and goals. We offer the following principal services:
  - *Professional Management* is a discretionary managed account service designed for plan participants who want affordable, personalized and professional portfolio management services, investment advice and retirement income services from an independent investment advisor without the conflicts of interest that can arise when an advisor offers proprietary products. With this service, we provide discretionary management of the participant's plan assets and make investment decisions on behalf of the participant. Plan sponsors choosing to make our Professional Management service available typically also make available our Online Advice service. In some cases, we provide this service by acting as a subadvisor to a plan provider acting as the investment manager to plan participants. Financial Engines® Income+ is a feature of Professional Management which manages portfolios to generate income, and calculates and facilitates the potential payment of steady recurring payouts from those portfolios in retirement.
  - *Online Advice* is an Internet-based non-discretionary investment advisory service designed for plan participants who manage their portfolios directly and want to receive personalized investment advice. With this service, plan participants review our investment recommendations and may elect to follow or not follow the advice. In some cases, we provide this service by acting as a subadvisor to a plan provider acting as the investment advisor to plan participants.
  - *Retirement Evaluation* is a retirement readiness assessment provided to plan participants upon rollout and generally annually thereafter, together with Professional Management enrollment materials.
- *Plan Sponsors:* For retirement plan sponsors, our services are designed to improve employee satisfaction and reduce fiduciary and business risk by evaluating, disclosing and addressing poor investment and savings decisions by plan participants, and by providing an opportunity for cost-effective, steady lifetime payouts in retirement.
- *Plan Providers:* For retirement plan providers, our services can represent a cost-effective method of providing personalized, independent investment advice that can be an attractive and increasingly necessary service for the largest plan sponsors. Providing these services helps plan providers compete more effectively in the large plan market.

We deliver our services to plan sponsors and plan participants primarily through connections to eight retirement plan providers. In addition, we have connectivity with Charles Schwab to support a relatively small number of plan sponsors. We target large plan sponsors across a wide range of industries. As of December 31, 2012, we were under contract to provide our services to approximately 8.3 million plan participants and had approximately $63.9 billion in assets under management, or AUM. More than 2.6 million participants have accepted our online services agreement since we began offering this service. We provide Professional Management services to 513 plan sponsors representing approximately 6.5 million participants and approximately $575 billion of assets in retirement plans for which we have rolled out our Professional Management service, which we refer to as Assets Under Contract, or AUC. Retirement Evaluation services, non-discretionary advice on other tax-deferred retirement accounts, and Income+ are part of or are offered with our Professional Management services. Our AUC does not include assets in plans for which we have signed contracts but have not yet rolled out our Professional Management service. Assets are included in AUM once plan participants actively or passively enroll in Professional Management. The assets underlying our Online Advice only service are not included in AUC. We do not derive revenue based on AUC but believe that AUC can be a useful indicator of the additional plan assets available for enrollment efforts that, if successful, result in these assets becoming AUM.

Our business model is characterized by subscription-based, recurring revenue. When providing advisory services directly, we enter into contracts with plan sponsors. Our revenue is derived from both member fees and platform fees, as described in the "Revenue" section.

Market Trends

We believe the following key market trends will continue to drive the growth of our business and increase the value of our service offerings. Changes in these trends can have negative implications for our business prospects.

Shifting Demographics Drive a Growing Need for Retirement Help. The ongoing growth in retirement assets, especially 401(k) assets, is driven in part by individuals seeking to supplement retirement funds they expect to receive from Social Security and corporate defined benefit plans. The 78 million baby boomers, or individuals born between 1946 and 1964, represent the largest population cohort in American history. Starting January 2012, more than 10,000 baby boomers will turn 65 every day and this pattern will continue for the next 18 years.

Growing Reliance on Defined Contribution Plans. As employer-sponsored retirement plans shift from defined benefit plans to defined contribution plans, the responsibility for making retirement investment decisions shifts from professional pension fund managers to individual investors.

Changing Legal and Regulatory Framework. As the burden of retirement investing shifts to the individual, we believe that there is an increasing need for assistance and guidance on how to invest for retirement wealth. However, plan sponsors may be reluctant to make investment advice available to employees for fear of increased fiduciary or legal risk. We believe the Pension Protection Act of 2006 and subsequent Department of Labor regulations reduced these concerns by further supporting the existing foundation for professional asset management of 401(k) accounts. Adherence to these new guidelines provides specific safeguards to plan sponsors from fiduciary and legal risk. Furthermore, policy makers are taking a close look at how to facilitate turning retirement savings into retirement income. The Department of Labor and the Treasury Department are exploring ways of facilitating access to and utilization of products and services designed to help provide retirement income within 401(k) plans.

Employers Providing More Retirement Help to Employees. Over the course of approximately the past five years, more employers have been making investment advisory services available to their participants and automatically enrolling new employees into the company's 401(k) plan. As a result of the Pension Protection Act of 2006 and Department of Labor guidelines, plan sponsors are now seeking automatic retirement savings solutions for their employees.

Products and Services

We provide personalized portfolio management services, investment advice and retirement income services to plan participants through plan providers. Our services address some of the most important questions and concerns faced by plan participants as they prepare for retirement, including:

- "How should I invest my money?"
- "When can I retire?"
- "How much can I spend in retirement and not run out?"

Professional Management. Our Professional Management service, a discretionary managed account service launched in 2004, is designed for 401(k) participants who want affordable, personalized and professional portfolio management, investment advice and retirement income services from an independent investment advisor with no conflicts of interest. With this service, plan participants delegate investment decision-making authority to us, which is referred to as discretionary authority. We developed our Professional Management service to reach a large number of plan participants on a cost-effective basis and assist them on the path to a secure retirement. When plan participants enroll in our Professional Management service, we use our Advice Engines to create personalized, diversified portfolios and provide ongoing Professional Management. Our investment management is limited to the investment alternatives available in a 401(k) plan, including any employer stock, as determined and approved by a plan fiduciary other than us, although we do take into account other identified holdings of the plan participant when offering investment advice.

Members enrolled in the Professional Management service receive a Retirement Plan, which analyzes their investments, contribution rate and projected retirement income. The Retirement Plan provides advice on their annual contribution amount, shows how we propose to allocate their investments, and forecasts their retirement income relative to a retirement goal. Members are encouraged to provide their desired retirement age, risk preference, employer stock holding preference and information regarding certain other assets that they hold outside of their 401(k) accounts. Any personal information provided is used to customize a new portfolio allocation that is reflected in a revised Retirement Plan. Member portfolios are reviewed at least every three months and transactions are executed through the applicable provider, if necessary, to reallocate the investments. Members also receive a quarterly Retirement Update that shows how they are progressing towards their retirement goals and describes any changes that we have made to their investment allocations.

Members can, at any time, call one of our Advisor Center employees who are registered in various states through the Investment Adviser Registration Depository as Investment Advisor Representatives, or log in to a website to check their progress or further tailor their portfolio to their personal circumstances. As members approach retirement, they are offered a Retirement Checkup, which is a phone-based consultation with an Investment Advisor Representative. During the Retirement Checkup, the Investment Advisor Representative confirms the member's retirement goal, reviews the member's retirement income forecast and helps the member close the gap, if any, by exploring the impact of increasing savings or adjusting the member's retirement age. In addition to the Investment Advisor Representatives who support calls in our Advisor Center, we also rely on supervisors and other trained employees and personnel when call volumes are high. Some of the plan providers also maintain call centers to support participants in the plans record-kept by that provider.

In June 2012, we expanded the Professional Management program to include non-discretionary advice on non-managed, tax-deferred retirement accounts outside of the sponsored 401(k). This total retirement advice, now available at no additional cost to members at all direct plan sponsors, provides one-on-one access to an advisor who can make personalized investment recommendations on a member's IRA and other 401(k) accounts.

In January 2011, we announced the launch of Financial Engines® Income+, a feature of our Professional Management service that provides retirement income for 401(k) participants. We designed Income+ to provide discretionary portfolio management with an income objective and to provide participants with steady monthly payouts from their 401(k) accounts during retirement. Early in retirement, Income+ provides payouts from the

401(k) assets. Later in retirement, it is designed to enable participants to obtain a lifetime income guarantee by drawing upon the 401(k) assets to make an optional annuity purchase outside of the plan. We do not provide the annuity. With Income+, members can contact an Investment Advisor Representative to start payouts, stop payouts, or make additional withdrawals from their 401(k) accounts so they have access to their savings as needed. With Income+, members receive Retirement Plans that show how we plan to allocate their investments as well as quarterly Retirement Updates that show any changes we have made to their investment allocations. If the member has requested payouts, the Retirement Plan also shows the current payout amount and the planned payout schedule, and the Retirement Update presents the history of recent payouts. If the member has not yet requested payouts, the statements will show the member's estimated total income at retirement, considering various income sources such as Social Security, defined benefit, or other 401(k) plan accounts. Members with Income+ can also discuss their total retirement income picture with an Investment Advisor Representative.

We do not currently charge Professional Management members or sponsors any additional fees for the Income+ feature. We do not currently issue, sell, distribute, or solicit the sale of annuities or other insurance products or services, nor do we receive, accept or charge fees, payments or commissions related to any purchases of insurance products or services. Income+ availability does not require an in-plan annuity or changes to the plan's fund line-up. As a feature of Professional Management, Income+ was designed to reduce fiduciary risk for sponsors by eliminating the need for an irrevocable selection of a guarantee or annuity provider. Income+ availability is subject to establishment of data connectivity between Financial Engines and the applicable plan provider, and is also subject to applicable retirement plan provisions related to plan withdrawals. As of December 31, 2012, plan sponsors who have made Income+ available to their participants represent $33 billion in assets under contract and more than 380,000 eligible participants. Our current Income+ connections are with Aon Hewitt, Fidelity, Mercer and JP Morgan, with implementation underway at other plan providers. Certain of the plan sponsors offering Income+ are also doing so on a Passive Enrollment basis, in which eligible plan participants over a specified age will be enrolled into Professional Management with Income+ unless the individuals decline the service.

Online Advice. Our Online Advice service, launched in 1998, is a nondiscretionary Internet-based service designed for plan participants who wish to take a more active role in personally managing their portfolio. With this service, plan participants may elect to follow the online advice without delegating investment decision-making and trading authority to us, making this a nondiscretionary service. This Internet-based service includes interactive access to simulation and portfolio optimization technologies through our Advice Engines. Plan participants see a forecast that shows how likely they are to reach their desired retirement goals, get recommendations on which investments to buy or sell and simulate how their portfolios might perform under a wide variety of economic scenarios. They can also explore different levels of investment risk, savings amounts and retirement horizons, as well as get tax-efficient advice on accounts other than their 401(k) accounts. The service offers investment advice on the fund options available in a 401(k) plan and can also offer advice on the investment options available in other non-plan sponsored accounts. The Online Advice service is integrated with single sign-on to the plan provider's 401(k) website, which enables data pre-population and, typically, the ability to initiate transactions directly from the Online Advice service. A version of the service is also available to retail investors directly through our website.

Retirement Evaluation. When Professional Management is being offered in a plan, we typically send each eligible plan participant a Retirement Evaluation or similar retirement readiness assessment upon rollout and generally annually thereafter, together with Professional Management enrollment materials. Retirement Evaluations highlight specific risks in a plan participant's retirement account, provide guidance on how to reduce those risks and introduce our services as a means of obtaining help in addressing these issues. Retirement Evaluations are based on data provided by the plan provider and in some cases, supplemental data provided by the plan sponsor and other data providers. Retirement Evaluations include an evaluation of how well the plan participant is investing and saving in the retirement plan. Specifically, the evaluation considers key aspects of how the individual plan participant is using the 401(k) account, typically including investment decisions (risk, diversification, employer stock concentration) and contribution rate. We continue to implement the integration of personalized online assessments of certain types of investing risks into plan providers' websites. This integration allows participants who log onto the provider website to view personalized assessments of their portfolio online and to learn more about our services.

Expand Beyond Workplace Defined Contribution Plans. We continue to develop new market opportunities in the retirement income market, including opportunities to help individual investors with their existing or new IRA accounts or those investors who take a lump-sum distribution from an employer defined benefit plan.

Revenue. We derive nearly all of our revenue from Financial Engines Advisors L.L.C.'s investment advisory and management services through our contracts with plan providers, plan sponsors and plan participants. AUM is defined as the amount of retirement plan assets that we manage as part of our Professional Management service. We generate revenue primarily from member fees on AUM as well as from platform fees, by providing portfolio management services, investment advice and retirement income services to plan participants of employer-sponsored retirement plans. We derive professional management revenue from member fees typically paid by plan participants for our Professional Management service. The arrangement generally provides for member fees based on the value of assets we manage for plan participants, and is generally payable quarterly in arrears. We derive our platform revenue from recurring, annual subscription-based fees for access to our services, including Professional Management, Online Advice and Retirement Evaluations, Platform fees are paid by the plan sponsor, plan provider or the retirement plan itself, depending on the plan structure, and are typically based on the number of eligible employees in the plan and the type of service provided.

None of our fees are based on investment performance or other incentive arrangements. Our fees generally are based on AUM, which is influenced by market performance. Our fees are not based on a share of the capital gains or appreciation in a member's account. Where we have a direct advisory relationship, member fees are generally payable quarterly in arrears, and are calculated monthly as the product of member fee rates and the value of AUM at the end of each month.

Our total revenue for 2012 was $185.8 million, compared to $144.1 million and $111.8 million for 2011 and 2010, respectively. We generated professional management revenue of $150.9 million for 2012, $108.2 million for 2011, and $79.1 million for 2010. We generated platform revenue of $32.4 million for 2012, compared to $32.9 million for 2011 and $29.7 million for 2010, respectively. We have historically earned, and expect to continue to earn on a combined basis, a significant portion of our revenue through our subadvisory relationships. Please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for additional revenue information.

Investment Process and Methodology

Our goal is to apply investment techniques traditionally available only to large, sophisticated investors to help individual investors achieve their retirement goals. Our advice services incorporate several of the methodologies developed by our co-founder and economics Nobel Laureate, Professor William F. Sharpe. We use Monte Carlo simulation and proprietary optimization techniques to provide plan participants with cost-effective, sophisticated, personalized and unconflicted advice. Monte Carlo simulation is widely used in investment management and is a statistical technique in which many simulations of an uncertain quantity are run to model the distribution of possible outcomes.

When providing simulations and investment recommendations, our methodology evaluates a variety of factors that impact investment returns, including fees, portfolio turnover, management performance, tax-efficiency, and a fund's investment style where we identify the underlying asset class exposures and active management risk associated with asset allocation changes by a fund manager in response to market conditions and decisions to weight specific security holdings differently than comparable indices. By modeling the characteristics of specific investment alternatives, we are able to provide quantitative estimates of possible future outcomes and make investment recommendations. We are also able to model the complexities found in large retirement plans and to provide investment advice to plan participants that can be implemented within the limits of a given plan's available options.

Unlike traditional advisory services, we do not rely on the subjective evaluation of each plan participant's portfolio by a human investment advisor. Instead, our services rely on Advice Engines that accept inputs on available investment choices along with a variety of personal information including investment objective, risk tolerance, investment horizon, age, savings, outside personal assets, investor preferences and tax considerations. This approach results in a consistent, systematic and objective investment methodology in which the advice generation is distinct from the method of delivery, which may be online, via printed materials or through phone conversations with our registered Investment Advisor Representatives or the call center representatives of certain plan providers with whom we have relationships. Registered Investment Advisor Representatives can modify member inputs but not Advice Engine outputs and recommendations. This process is designed to create advice that is personalized and consistent regardless of the asset balance of the plan participant, or the channel through which the plan participant receives our advice. This process also facilitates investment recommendations which are consistent across plan providers, plan sponsors and plan participants. Finally, this approach enables a detailed audit trail of the recommendations provided to each plan participant over time to assist with regulatory responsibilities.

To maintain the quality of our investment recommendations, our Advice Engines (described below) incorporate a wide variety of automated checks and validation procedures. These procedures are overseen by multiple groups within our Investment Management and Service Delivery organizations and help verify that the data inputs into our systems are timely and accurate, and that the resulting investment recommendations reflect the correct application of our investment methodology.

Our investment recommendations for workplace accounts are limited to the investment alternatives available in a 401(k) plan as determined and approved by a plan fiduciary other than us, although we do take into account other identified holdings of the plan participant when offering investment advice. With the exception of employer stock, if any, included as an investment alternative, we do not provide advice on or manage single-company securities. We do not consult with, or make recommendations to, the plan sponsor regarding which investment alternatives to make available in its 401(k) plan.

We offer no proprietary investment products. We are free of the conflicts of interest, or the perceptions of conflicts of interest, that can arise for competitors who offer such products. We do not receive differential compensation based on the investments we recommend. We do not hold assets in custody or execute trades.

We have a single investment methodology that is consistently applied across all member accounts. We create diversified portfolios for each member from the investment choices available in a plan with the goal of balancing potential returns consistent with the client's investment objective, investment horizon, other financial assets and risk preferences. A client's investment objective, either accumulation or generating retirement income, helps determine the structure of the optimized portfolios.

For members with Income+, the investment portfolios are structured to provide the potential for steady income payouts throughout retirement. The Income+ optimization methodology shares similarities with bond immunization and liability-driven investing, or "LDI", practices used by pension funds. LDI strategies involve structuring asset portfolios to match certain liabilities in the future. In the context of an individual participant, this means developing an investment strategy that is designed to deliver desired annual income payouts with a predetermined statistical confidence level. To have sufficient confidence in a future payout, it is desirable to immunize the liability against possible changes in interest rates and the stock market. Using the fixed income options available in the plan, the Income+ optimization structures a portfolio that matches the duration of assets with the specific income stream desired by that participant.

To accomplish this objective, the Income+ optimization approach divides the portfolio into three components. The first portion of the assets is used to structure a fixed income portfolio from the options in the plan that best match the duration of the income payments through age 85. A second portion of assets is set aside to enable the optional future purchase of an annuity outside of the plan that can maintain the income payments for life. Income+ allows participants to purchase such an annuity up to the age of 85. We do not provide any of these annuities or other financial products. Finally, a third portion of assets is invested in a diversified mix of equities to provide growth potential and to help the payouts keep up with inflation. Over time, the equities are gradually converted into additional fixed income assets to support a higher floor.

We maintain an ongoing research program to improve and extend our investment methodologies as well as our portfolio management and investment advisory services. We conduct research into the needs of retirees, publishing new findings in academic and practitioner journals. Research has included a behavioral finance study of the demand for annuities, efficient methods for addressing longevity risk and efficient methods for generating retirement income. This research can form the basis of extensions to our current investment methodology, such as Income+, .and can expand the opportunity to manage assets for participants both within existing sponsored plans as well as in IRA and other forms of retirement accounts.

Investment Technology

We believe portfolio management services in the workplace should be offered to all eligible plan participants regardless of wealth. As of December 31, 2012, the median assets under management for all Professional Management members was approximately $44,000. Because we service numerous accounts of varying sizes, achieving our objective requires significant scalability to achieve an affordable cost to the investment manager. Our scalable technology has continued to deliver flexibility and results as our business has grown.

Our Advice Engines consist of two main components: a Simulation Engine and an Optimization Engine. In the course of our development, we have received U.S. patents that relate to various parts of our financial advisory platform, including patents that apply specifically to the Advice Engines.

Simulation Engine. We have developed a Monte Carlo Simulation Engine that provides plan participants with a view of the potential range of future values of their retirement investments. The Simulation Engine helps plan participants reach informed decisions about the appropriate level of risk, savings and time horizon to improve the likelihood of achieving financial goals. Our Simulation Engine is capable of:

- modeling more than 33,000 securities, including retail mutual funds, stocks, employee stock options, institutional funds, guaranteed investment contracts and stable value funds, exchange-traded funds and fixed-income securities while considering tax implications, expenses, redemption fees, loads and distributions;
- considering security-specific characteristics such as investment style, expenses, turnover, manager performance, and security-specific and industry risk;
- forecasting the total household portfolio, including tax-deferred and taxable accounts;
- incorporating social security, pension income and other retirement benefits; and
- presenting outcomes in terms of portfolio value or retirement income.

Optimization Engine. We use our Optimization Engine to construct personalized portfolios. We do not rely on generic, model portfolios that are unable to accommodate many real-world complexities. We believe individuals prefer personalized investment recommendations that consider their personal preferences and financial circumstances over model portfolios.

Our Optimization Engine takes into consideration the costs, quality and investment styles of the specific investment alternatives available to a plan participant. Specifically, our investment recommendations take into consideration for each fund the mix of asset class exposures, fund expenses, turnover, fund-specific risk due to active management, manager performance and consistency, user-imposed constraints and tax efficiency, where applicable, to construct a personalized portfolio recommendation for each client. The calibration of this model is based on more than a decade of research into the factors that influence investment performance. Our approach does not rely on market timing or tactical asset allocation strategies. Our models are designed and calibrated on an ongoing basis to reflect the consensus market expectations built into the observed asset holdings of the market as a whole. We believe this approach increases the probability that our recommendations are consistent with current market conditions and are free from subjective or market timing biases that can arise from traditional optimization models. Our platform has been employed to provide portfolio management services, investment advice and retirement readiness assessments to millions of investors over the last 8 years.

When constructing a portfolio during the accumulation phase, our Optimization Engine:

- supports real-time, specific, product-level buy and sell recommendations for Online Advice, which can be readily executed, and automated transactions for Professional Management;
- creates recommended portfolios from the available investment alternatives, such as retail mutual funds, institutional funds and employer stock, in the case of a 401(k) plan, or from either the entire universe of more than 21,000 retail mutual funds, or a subset thereof, in the case of taxable or other tax-deferred accounts;
- creates recommendations across multiple taxable and tax-deferred accounts;
- takes into consideration investment objective, investor risk preferences, restricted positions, redemption fees, investor constraints and outside account information provided to us to create personalized investment recommendations;
- for assets held in taxable accounts, considers the impact of personal tax rates, unrealized capital gains and losses, the tax efficiency of specific investment options including the propensity to distribute capital gains and income distributions and the benefit of optimal asset placement to maximize after-tax investment returns; and
- enables real-time interaction with plan participants allowing them to partially override certain types of recommendations and immediately receive updated advice reflecting these constraints.

When managing a portfolio during the income phase, our Optimization Engine:

- creates structured 401(k) portfolios of fixed income and equities that enable the generation of steady income payouts that can last for life, and can go up with the market; and
- takes into consideration fund expenses, bond durations, asset class style exposures, and changes in interest rates to create dynamic portfolios that support steady income payouts.

Our systems assess a plan participant's portfolio through a variety of market conditions including variation in inflation, interest rates, dividends and the performance of 15 different asset classes. We are able to simulate an individual investment portfolio's performance across a wide variety of scenarios in a fraction of a second, illustrating the possible outcomes for a given strategy. This technology underlies the interactive user experience available to users online or through call center sessions. The platform enables us to provide a financial forecast of a plan participant's current or target portfolio, showing the impact of a wide variety of potential market scenarios on investment performance.

Customers and Key Relationships

We provide personalized portfolio management services, investment advice and retirement income services to plan participants and reach them through plan sponsors whose retirement plans are administered by plan providers.

Retirement Plan Participants. We define plan participants as employees participating in retirement plans who have access to our Professional Management or Online Advice services. Participants gain access to our services through their plan sponsor or online directly with us.

Retirement Plan Sponsors. We define plan sponsors as employers across a range of industries who offer defined contribution plans to employees. No more than 3% of our revenue was associated with any one plan sponsor in 2012. As of December 31, 2012, the average sponsor retention over the last three years was 96%. When providing advisory services directly, we enter into contracts with plan sponsors. These contracts are typically for an initial three or five year term and continue thereafter unless terminated. Under these contracts, at any time during the initial term or thereafter, the plan sponsor can cancel a contract for fiduciary reasons or breach of contract and can generally terminate a contract after the initial term upon 90 days' notice.

Retirement Plan Providers. We define plan providers as the administrators and recordkeepers of defined contribution plans. In consultation with plan sponsors, plan providers make available a range of investment alternatives through retirement plans to individual participants. We work with plan providers to make available portfolio management and investment advisory services to the participants in the defined contribution plans of plan sponsors. We deliver our services to plan sponsors and plan participants primarily through existing connections with eight retirement plan providers. Our contracts with plan providers generally have terms ranging from three to five years, and have successive automatic renewal terms of one year unless terminated in accordance with prior notice requirements. Certain of the plan provider agreements are in or will soon be in renewal periods. In addition, a plan provider may terminate its contract with us at any time for specified breaches. We maintain two types of relationships with our plan providers:

- *Direct Advisory Relationships.* In these relationships, we are the primary advisor and a plan fiduciary. Data is shared between the plan providers and us via data connections. In addition, our sales teams directly engage plan sponsors, although, in some cases, we have formed and are executing a joint sales and collaborative marketing strategy with the plan provider. We have separate contracts with both the plan sponsor and plan provider, and pay fees to the plan provider for facilitating the exchange of plan and plan participant data as well as implementing our transaction instructions for member accounts. Plan providers with whom we have direct advisory relationships are Aon Hewitt, Charles Schwab, Fidelity, Mercer, T. Rowe Price, and Xerox (formerly ACS).
- *Subadvisory Relationships.* In these relationships, the plan provider is the primary advisor and plan fiduciary and we act in a subadvisory capacity. Our contract is with the plan provider and not the plan sponsor. We receive sales support from the plan provider and offer our co-branded services under the plan provider's brand, with the services identified as "powered by Financial Engines." Revenue is collected by the plan provider who then pays a subadvisory fee to us. We have subadvisory relationships with Aon Hewitt, ING, JPMorgan, and Vanguard. The Aon Hewitt sub-advised relationship excludes those sponsors currently under contract with us, or in negotiations with us, for a direct advisory relationship. We have historically earned, and expect to continue to earn on a combined basis, a significant portion of our revenue through subadvisory relationships with retirement plan providers.

Market Information

Our shares of common stock are traded on the NASDAQ Global Select Market under the symbol "FNGN." Our initial public offering was priced at $12.00 per share on March 16, 2010. Prior to that date there was no public trading market for our common stock. The following table shows, for the periods indicated, the high and low intra-day sale prices for our common stock on the NASDAQ Global Select Market.

	High	Low
Fiscal year ending December 31, 2012		
First Quarter	$25.01	$20.48
Second Quarter	$23.15	$19.60
Third Quarter	$24.18	$18.10
Fourth Quarter	$28.12	$22.70
Fiscal year ending December 31, 2011		
First Quarter	$27.94	$19.09
Second Quarter	$29.00	$22.56
Third Quarter	$26.25	$16.86
Fourth Quarter	$24.61	$15.31

As of January 31, 2013, the number of record holders of our common stock was 169. Because most of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

Dividends

Prior to fiscal 2013, we did not pay any cash dividends on our common stock. In February 2013, the Board of Directors declared our first quarterly cash dividend in the amount of $0.05 per share of our common stock outstanding, payable on April 5, 2013 to stockholders of record at the close of business on March 22, 2013. While we currently expect to pay comparable cash dividends on a quarterly basis in the future, any future determination with respect to the declaration and payment of dividends will be at the discretion of our Board of Directors.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, or the SEC, for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Financial Engines, Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph shows a comparison from March 16, 2010 (the date our common stock commenced trading on The NASDAQ Global Select Market) through December 31, 2012 of the cumulative total stockholder return on our common stock with the cumulative total return The NASDAQ Composite Index, the Financial Sector SPDR and S&P Small Cap 600 Index. The graph assumes an investment of $100 on March 16, 2010, and the reinvestment of any dividends. We did not pay any cash dividends prior to fiscal 2013. For our common stock, the investment performance is measured as of the closing price of our common stock on March 16, 2010 of $17.25, which differs from our IPO price of $12.00.

The comparisons in the graph below are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.

COMPARISON OF CUMULATIVE TOTAL RETURN*
Among Financial Engines, Inc.,
The NASDAQ Composite Index, Financial Sector SPDR and the S&P Small Cap 600 Index



DOLLARS
220
200
180
160
140
120
100
80
60
Financial Engines, Inc.
S&P Small Cap 600
NASDAQ Composite Index
Financial Sector SPDR
03/16/10
03/31/10
06/30/10
09/30/10
12/31/10
03/31/11
06/30/11
09/30/11
12/30/11
03/30/12
06/29/12
09/28/12
12/31/12

* 100 invested in stock as of March 16, 2010 — including reinvestment of dividends

2012 0K	3/16/2010	03/31/10	06/30/10	09/30/10	12/31/10	03/31/11	06/30/11	09/30/11	12/30/11	03/30/12	06/29/12	09/28/12	12/31/12
Financial Engines, Inc.	$100	$ 98	$79	$ 77	$115	$160	$150	$105	$129	$130	$124	$138	$161
The NASDAQ Composite Index	$100	$102	$90	$101	$113	$119	$119	$104	$112	$134	$127	$136	$132
Financial Sector SPDR	$100	$103	$89	$ 93	$104	$107	$100	$ 78	$ 86	$105	$ 97	$104	$110
S&P Small Cap 600	$100	$101	$92	$101	$117	$126	$126	$101	$118	$132	$128	$135	$138

Selected Financial Data

The following selected consolidated financial data should be read together with the consolidated financial statements and the notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this report.

	Year Ended December 31,				
	2008	2009	2010	2011	2012
	(In thousands, except per share data)				
Statements of Income (Loss) Data:					
Revenue:					
Professional management	$38,963	$52,579	$ 79,137	$108,215	$150,872
Platform	29,498	30,048	29,717	32,891	32,373
Other	2,810	2,355	2,918	2,979	2,577
Total revenue	71,271	84,982	111,772	144,085	185,822
Costs and expenses:					
Cost of revenue (exclusive of amortization of internal use software)	27,588	29,573	37,599	49,717	70,025
Research and development	13,663	15,618	19,343	21,182	25,483
Sales and marketing	21,157	22,515	26,403	30,710	39,206
General and administrative	6,613	7,679	11,644	13,518	15,537
Withdrawn offering expense	3,031	—	—	—	—
Amortization of internal use software	2,258	2,813	3,912	5,923	6,125
Total costs and expenses	74,310	78,198	98,901	121,050	156,376
Income (loss) from operations	(3,039)	6,784	12,871	23,035	29,446
Interest income (expense)	(563)	(261)	(25)	10	3
Other income	—	—	—	—	100
Income (loss) before income taxes	(3,602)	6,523	12,846	23,045	29,549
Income tax expense (benefit)	12	834	(50,729)	7,900	10,975
Net income (loss)	(3,614)	5,689	63,575	15,145	18,574
Less: Stock dividend	2,362	1,082	5,480	—	—
Net income (loss) attributable to holders of common stock	$(5,976)	$ 4,607	$ 58,095	$ 15,145	$ 18,574

	Year Ended December 31,				
	2008	2009	2010	2011	2012
	(In thousands, except per share data)				
Net (loss) income per share attributable to holders of common stock					
Basic	$(0.61)	$ 0.46	$ 1.66	$ 0.34	$ 0.40
Diluted	$(0.61)	$ 0.13	$ 1.30	$ 0.31	$ 0.37
Shares used to compute net income (loss) per share attributable to holders of common stock					
Basic	9,767	10,106	35,096	44,783	46,741
Diluted	9,767	34,866	44,826	49,407	50,211
Cash dividends per share to common stockholders	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Non-GAAP Financial Data:					
Adjusted EBITDA[1]	$8,409	$19,553	$28,389	$40,783	$55,809
Adjusted Net Income[2]	$1,635	$ 9,872	$18,066	$18,583	$24,984
Adjusted Earnings per Share[2]	$ 0.04	$ 0.23	$ 0.39	$ 0.38	$ 0.50

(1) The table below sets forth a reconciliation of net income (loss) to non-GAAP Adjusted EBITDA based on our historical results:

	Year Ended December 31,				
	2008	2009	2010	2011	2012
	(In thousands, unaudited)				
Net income (loss)	$(3,614)	$ 5,689	$ 63,575	$15,145	$18,574
Interest expense (income)	563	605	25	(10)	(3)
Income tax expense (benefit)	12	834	(50,729)	7,900	10,975
Depreciation	1,641	1,729	1,816	2,191	3,084
Withdrawn offering expense	3,031	—	—	—	—
Amortization of internal use software	2,196	2,711	3,703	5,577	5,726
Amortization of direct response advertising	—	64	1,185	2,734	5,149
Amortization of deferred sales commissions	991	1,153	1,155	1,423	1,932
Stock-based compensation expense	3,589	6,768	7,659	5,823	10,372
Non-GAAP Adjusted EBITDA	$ 8,409	$19,553	$ 28,389	$40,783	$55,809

(2) The table below sets forth a reconciliation of net income (loss) to non-GAAP Adjusted Net Income and non-GAAP Adjusted Earnings Per Share based on our historical results:

	Year Ended December 31,				
	2008	2009	2010	2011	2012
	(In thousands, except per share data, unaudited)				
Net income (loss)	$(3,614)	$ 5,689	$ 63,575	$15,145	$18,574
Stock-based compensation expense, net of tax[1]	2,218	4,183	4,733	3,598	6,410
Withdrawn offering expense	3,031	—	—	—	—
Income tax benefit from release of valuation allowance	—	—	(50,242)	(160)	—
Non-GAAP Adjusted Net Income	$ 1,635	$ 9,872	$ 18,066	$18,583	$24,984
Non-GAAP Adjusted Earnings Per Share	$ 0.04	$ 0.23	$ 0.39	$ 0.38	$ 0.50
Shares of common stock outstanding	40,448	40,807	41,601	44,820	46,741
Dilutive restricted stock and stock options	3,462	2,052	4,831	4,587	3,470
Non-GAAP adjusted common shares outstanding	43,910	42,859	46,432	49,407	50,211

(1) For the calculation of non-GAAP Adjusted Net Income, an estimated statutory tax rate of 38.2% has been applied to non-cash stock-based compensation expense for all periods presented.

	As of December 31,				
	2008	2009	2010	2011	2012
			(In thousands)		
Balance Sheet Data:					
Cash and cash equivalents	$14,857	$20,713	$114,937	$145,002	$181,231
Working capital	$ 2,490	$16,562	$124,970	$162,341	$212,513
Total assets	$42,302	$58,352	$217,616	$254,443	$306,833
Bank borrowings and note payable	$13,500	$ 8,055	$ —	$ —	$ —
Total liabilities	$31,033	$34,086	$ 32,396	$ 34,883	$ 43,447
Total stockholders' equity	$11,269	$24,266	$185,220	$219,560	$263,386

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading provider of independent, technology-enabled portfolio management, investment advice and retirement income services primarily to participants in employer-sponsored defined contribution retirement plans, such as 401(k) plans. We use our proprietary advice technology platform to provide our services to millions of investors on a cost-efficient basis. Our business model is based primarily on workplace delivery of our services, where we target three key constituencies in the retirement plan market: plan participants, plan sponsors and plan providers.

Revenue

We generate revenue primarily from management fees on Assets Under Management, or AUM, as well as from platform fees, by providing portfolio management services, investment advice and retirement income services primarily to plan participants of employer-sponsored retirement plans. We maintain two types of relationships with retirement plan providers. In direct advisory relationships, we are the primary advisor and a plan fiduciary. In subadvisory relationships, the plan provider (or its affiliate) is the primary advisor and plan fiduciary, and we act in a subadvisory capacity.

Professional Management

We derive professional management revenue from member fees paid by or on behalf of plan participants who are enrolled in our Professional Management service for the management of their account assets. Our Professional Management service is a discretionary investment management service that includes retirement income services, a Retirement Plan analyzing investments, contribution rate and projected retirement income, a Retirement Checkup designed to help plan participants develop a strategy for closing the gap, if any, between the participant's retirement goal and current retirement income forecast and retirement income services. Income+ is a feature of our Professional Management service that provides retirement income for 401(k) participants by providing discretionary portfolio management with an income objective and steady monthly payments from their 401(k) accounts during retirement. The services are generally made available to plan participants in a 401(k) plan by written agreements with the plan provider, plan sponsor and the plan participant.

Our arrangements with customers generally provide for member fees based on the value of assets we manage for plan participants and are generally payable quarterly in arrears. The majority of our member fees across both advisory and subadvisory relationships are calculated on a monthly basis, as the product of member fee rates and the value of AUM at or near the end of each month for members. In general, we expect this methodology to reduce the impact of financial market volatility on our professional management revenue, although this methodology may result in lower member fees if the financial markets are down when member fees are calculated, even if the market had performed well earlier in the month or the quarter.

Pursuant to the contracts with our members, we calculate our member fees based on the asset amounts in data files as received directly from the plan providers, with no judgments or estimates on our part. None of our member fees are based on investment performance or other incentive arrangements. Our fees generally are based on AUM, which is influenced by market performance. Our fees are not based on a share of the capital gains or appreciation in a member's account. In some cases, our member fees may adjust downward based on overall participant or AUM enrollment performance milestones over time. Our member fees are determined by the value of the assets in the member's account at the specified dates and are recognized as the services are performed.

Prior to fiscal year 2012, we saw an increase in professional management revenue in the fourth quarter due to the fee structure with one of our subadvisory plan providers, under which we recognized the difference between earned revenue and annual minimum contractual revenue in the fourth quarter. Effective January 2012, we no longer see this fourth quarter trend as the fee structure for this particular plan provider has been renegotiated to provide an earned revenue fee structure that eliminates the annual minimum contractual revenue provision. As a result, the earned revenue from this plan provider could vary substantially with market performance and net enrollment, as is the case with professional management revenue from our other plan providers.

Historically, we have seen a general preference from plan sponsors to commence campaigns in the second and third quarters of the year and we expect this trend to continue. In order to encourage enrollment into our Professional Management service, we use a variety of promotional techniques, some of which can potentially impact the amount of revenue recognized, the timing of revenue recognition or both. We would generally expect our professional management revenue to continue to increase as a percentage of overall revenue, which will cause our revenue to become increasingly more sensitive to market performance.

Enrollment Metrics

We measure enrollment in our Professional Management service by members as a percentage of eligible plan participants and by AUM as a percentage of Assets Under Contract, or AUC, in each case across all plans where the Professional Management service is available for enrollment, including plans where enrollment campaigns are not yet concluded or have not commenced.

AUM is defined as the amount of retirement plan assets that we manage as part of our Professional Management service. Our AUM is the value of assets under management as reported by plan providers at or near the end of each month or quarter. Our members are the plan participants who are enrolled in our Professional Management service as reported by plan providers at or near the end of each month or quarter.

AUC is defined as the amount of assets in retirement plans under contract for which the Professional Management service has been made available to eligible participants. Our AUC and eligible participants do not include assets or participants in plans where we have signed contracts but for which we have not yet made the Professional Management service available. Eligible participants and assets under contract are reported by plan providers with varying frequency and at different points in time, and is not always updated or marked to market. If markets have declined since the reporting date, or if assets have left the plan, our AUC may be overstated. If markets have risen since the reporting date, or if assets have been added to the plan, our AUC may be understated. Some plan participants may not be eligible for our services due to plan sponsor limitations on employees treated as insiders for purposes of securities laws or other characteristics of the plan participant. Certain securities within a plan participant's account may be ineligible for management by us, such as employer stock subject to trading restrictions, and we do not manage or charge a fee for that portion of the account. In both of these circumstances, assets of the relevant participants may be included in AUC but cannot be converted to AUM. We believe that AUC can be a useful indicator of the additional plan assets available for enrollment efforts that, if successful, would result in these assets becoming AUM. We believe that total eligible participants provides a useful approximation of the number of participants available for enrollment into the Professional Management service.

As of December 31, 2012, we had approximately $575 billion of AUC and 6.5 million eligible plan participants in plans for which the Professional Management service is available, which includes approximately $33 billion of AUC and 380,000 eligible plan participants in plans for which Income+ has been made available to participants.

In addition to measuring enrollment in all plans where the Professional Management service is available, we measure enrollment in plans where the Professional Management service has been available for at least 14 months and in plans where it has been available for at least 26 months.

All plans as of December 31, 2012	Members as a Percentage of Eligible Participants	AUM as a Percentage of AUC[1]
Professional Management available	10.2%	11.1%
Professional Management available 14 months or more	11.2%	12.0%
Professional Management available 26 months or more	12.1%	12.7%

(1) We receive AUM data from plan providers at or near the end of each quarter and AUC data from plan providers at various points in time, neither of which is marked to market as of quarter end. In quarters with significant volatility, especially near the end of the quarter, the AUC data we receive from plan providers can be significantly different than market values as of quarter end. As of December 31, 2012, we performed a calculation to estimate the marked-to-market asset enrollment rate as of December 31, 2012, which we believe was approximately 11.1% where Professional Management is available, approximately 12.0% where Professional Management has been available for 14 months or more and approximately 12.7% where Professional Management has been available for 26 months or more.

As of December 31, 2012, the approximate aggregate style exposure of the portfolios we managed was as follows:

Cash	4%
Bonds	27%
Domestic Equity	45%
International Equity	24%
Total	**100%**

We estimate the aggregate percentage of equity exposures have ranged from a low of approximately 56% to a high of approximately 78% since we began managing assets on a discretionary basis in September 2004. These percentages can be affected by the asset exposures of the overall market portfolio, the demographics of our member population including the adoption of Income+, the number of members who have told us that they want to assume greater or lesser investment risk, and, to a lesser extent given the amount of assets we have under management, the proportion of our members for whom we have completed the transition from their initial portfolio.

Changes in AUM

The following table illustrates estimated changes in our AUM over the last four quarters:

	Q1'12	Q2'12	Q3'12	Q4'12
AUM, beginning of period	$47.5	$53.7	$54.2	$61.5
New Enrollment[1]	3.0	3.7	4.9	3.8
Voluntary Cancellations[2]	(1.2)	(1.0)	(1.2)	(1.4)
Involuntary Cancellations[3]	(0.8)	(1.0)	(0.9)	(1.3)
Contributions[4]	1.0	1.0	1.1	1.2
Market Movement and Other[5]	4.2	(2.2)	3.4	0.1
AUM, end of period	**$53.7**	**$54.2**	**$61.5**	**$63.9**

(1) The aggregate amount of assets under management, at the time of enrollment, of new members who enrolled in our Professional Management service within the period. We receive 401(k) account balances for each member at least weekly, including 401(k) account balances for new members. Accordingly, we are able to capture the 401(k) account balances within a week of enrollment for any given new member.

(2) The aggregate amount of assets, at the time of cancellation, for voluntary cancellations from the Professional Management service within the period. Members may cancel at any time without any requirement to provide advance notice. Our quarter end AUM excludes the assets of any account cancelled by a member prior to the end of the last day of the quarter. We can quantify this amount for any period by retrieving the account value from the last file received during the week prior to cancellation.

(3) The aggregate amount of assets, as of the last available positive account balance, for involuntary cancellations occurring when the member's 401(k) plan account balance has been reduced to zero or when the cancellation of a plan sponsor contract for the Professional Management service has become effective within the period. Plan sponsors may cancel their contract for the provision of Professional Management services to the plan participants upon specified notice or without notice for fiduciary reasons or breach of contract. If a plan sponsor has provided advance notice of cancellation of the plan sponsor contract, however, the AUM for members of that plan sponsor is included in our AUM until the effective date of the cancellation, after which it is no longer part of our AUM. If a member's account value falls to zero, either upon the effective date of a sponsor cancellation or the member transferring the entire account balance, we treat the account as an involuntary cancellation and quantify the amount for any period by retrieving the account value from the last file received with a positive balance. Involuntary member cancellations due to the effective date of a plan sponsor cancellation occurring between January 1, 2013 and January 31, 2013 would cause the AUM that was reported as of December 31, 2012 to be reduced by 0.04%.

(4) Employer and employee contributions are estimated each quarter from annual contribution rates based on data received from plan providers or plan sponsors. Typically, we receive data from plan providers or plan sponsors via weekly member files, allowing us to estimate contributions for those members for whom we have received this data. For the last four quarters, the weekly member files contained annual contribution rates, employer matching and salary levels for a subset of our total members, representing approximately 87-91% of our overall AUM. The average contribution rate is calculated using this data and extrapolated to approximate 100% of employee and employer contributions for our overall AUM. The data presented in the table above differs from data provided in filings prior to September 30, 2012, as the prior contributions data reported represented only that subset of members for whom we received salary data.

(5) Other factors affecting assets under management include estimated market movement, plan administrative fees, participant loans and hardship withdrawals, and timing differences. We cannot separately quantify the impact of the other factors contained in this line item as the information we receive from the plan providers does not separately identify these transactions or the changes in balances due to market movement. We would expect that market movement would typically represent the most substantial portion of this line item in a given quarter.

Our AUM increases or decreases based on several factors. AUM can increase due to market performance, by the addition of new assets as participants enroll into our Professional Management service, both at existing sponsors as well as at new sponsors where the services have been made available, and by the addition of new assets from employee and employer contributions into their 401(k) accounts. AUM can decrease due to market performance and by the reduction of assets as a result of members terminating their membership, members rolling their assets out of the retirement plan, and sponsors canceling the Professional Management service. Historically, member cancellation rates have typically increased during periods where there has been a significant decline in stock market performance. In addition, member cancellation rates are typically the highest in the three and six months immediately following the completion of a given promotional campaign, and certain types of promotional techniques may result in higher than average cancellation rates at the end of the promotional period.

A substantial portion of the assets we manage is invested in equity securities, the market prices of which can vary substantially based on changes in economic conditions. An additional portion is invested in fixed income securities, which will generally have lower volatility than the equity market. Therefore, while any changes in equity market performance would significantly affect the value of our AUM, particularly for the AUM invested in equity securities, such changes would typically result in lower volatility for our AUM than the volatility of the equity market as a whole. Because a substantial portion of our revenue is derived from the value of our AUM, changes in fixed income or equity market performance could significantly affect the amount of revenue in a given period. If any of these factors reduces our AUM, the amount of member fees we would earn for managing those assets would decline, which in turn could negatively impact our revenue.

Platform. We derive platform revenue from recurring, subscription-based platform fees for access to either our full suite of services, including Professional Management, Online Advice service, and Retirement Evaluation, or to our legacy Online Advice service only, and to a lesser extent, from setup fees. Online Advice is a nondiscretionary Internet-based investment advisory service, which includes features such as: recommendations among the investment alternatives available in the employer sponsored retirement plan; a summary of the current value of the plan account; a forecast of how much the plan account investments might be worth at retirement; whether a change is recommended to the contribution rate, risk and diversification and/or unrestricted employer stock holdings; and a projection of how much the participant may spend at retirement. Plan participants may use the service as frequently as they choose to monitor progress toward their financial goals, receive forecasts and investment recommendations and access educational content at our website. The arrangements generally provide for our fees to be paid by the plan sponsor, plan provider or the retirement plan itself, depending on the plan structure. Platform revenue is generally paid annually or quarterly in advance and recognized ratably over the term of the subscription period beginning after the completion of customer setup and data connectivity. Setup fees are recognized ratably over the estimated average period of a sponsor relationship, which for accounting purposes is estimated to be five years.

Other Revenue. Other revenue includes reimbursement for a portion of marketing and member materials from certain subadvisory relationships and reimbursement for providing personal statements to participants from a limited number of plan sponsors. The costs associated with these reimbursed print fulfillment materials are expensed to cost of revenue as incurred. In prior periods, a small portion of other revenue has been derived from a defined benefit consulting business which was discontinued as of December 31, 2010.

Costs and Expenses

Employee compensation and related expenses represent our largest expense and includes wages expense, cash incentive compensation expense, benefits expenses, employer payroll tax expense and non-cash stock-based compensation expense. Our cash incentive compensation plan is based, in part, on achieving pre-determined annual corporate financial objectives and may result in an increased current period expense while the anticipated revenue benefits associated with the achievement of such corporate financial objectives may be realized in future periods. We allocate compensation and other related expenses including non-cash stock-based compensation to our cost of revenue, research and development, sales and marketing, general and administrative as well as amortization of internal use software expense categories. While we expect our headcount to increase over time, we believe that the economies of scale in our business model can allow us to grow our compensation and related expenses at a lower rate than revenue. We anticipate granting equity awards to board members and certain of our employees each year, with the most significant events typically occurring in the first and fourth quarters, that may result in significant non-cash stock-based compensation expense. We anticipate providing annual compensation increases to certain of our employees each year, typically in the second quarter, that may result in an increase primarily to wages expense.

Other costs and expenses include the costs of fees paid to plan providers related to the exchange of plan and plan participant data as well as implementing our transaction instructions for member accounts, printed marketing and member materials and postage, consulting and professional service expenses, facilities expenses, and amortization and depreciation for hardware and software purchases and support.

The following summarizes our cost of revenue and certain significant operating expenses:

Cost of Revenue. Cost of revenue includes fees paid to plan providers for connectivity to plan and plan participant data, printed materials fulfillment costs for certain subadvisory relationships for which a portion are reimbursed, printed member materials, and employee-related costs for technical operations, implementations, operations, advisor call center operations and portfolio management. Costs in this area are related primarily to payments to third parties, employee compensation and related expenses, and purchased materials. Costs for connectivity to plan and plan participant data are expected to increase proportionally with our professional management revenue, as well as by contractual increases in plan provider fees as a result of achieving certain milestones. The expenses included in cost of revenue are shared across the different revenue categories, and we are not able to meaningfully allocate such costs between separate categories of revenue. Consequently, all costs and expenses applicable to our revenue are included in the category cost of revenue in our Consolidated Statements of Income. Amortization of internal use software, a portion of which relates to our cost of revenue, is not included in cost of revenue but is reflected as a separate line item in our statement of income.

Research and Development. Research and development expense includes costs associated with defining and specifying new features and ongoing enhancement to our Advice Engines and other aspects of our service offerings, financial research, quality assurance, related administration and other costs that do not qualify for capitalization. Costs in this area are related primarily to employee compensation for our investment research, product development and engineering personnel and associated expenses and, to a lesser extent, external consulting expenses, which relate primarily to support and maintenance of our existing services.

Sales and Marketing. Sales and marketing expense includes costs associated with provider and sponsor relationship management, provider and sponsor marketing, direct sales, product marketing, public relations and printing of and postage for marketing materials for direct advisory relationships including amortization of direct response advertising. Costs in this area are related primarily to employee compensation for sales and marketing personnel and related expenses, and also include commissions, printed materials and general marketing programs.

General and Administrative. General and administrative expense includes costs for finance, accounting, legal, compliance and administration. Costs in this area include employee compensation and related expenses and fees for consulting and professional services. We have incurred and we expect that we will continue to incur expenses as a result of becoming a public company for, among other things, SEC reporting and compliance, including compliance with the Sarbanes-Oxley Act of 2002, director fees, insurance, and other similar expenses.

Amortization of Internal Use Software. Amortization of internal use software expense includes engineering costs associated with (1) enhancing our advisory service platform and (2) developing internal systems for tracking member data, including AUM, member cancellations and other related member statistics. Associated direct development costs are capitalized and amortized using the straight-line method over the estimated lives, typically three to five years, of the underlying technology. Costs in this area include employee compensation and related expenses, and fees for external consulting services.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which requires us to make judgments, assumptions and estimates that affect the amounts reported. We have established policies and control procedures which seek to ensure that estimates and assumptions are appropriately governed and applied consistently from period to period. However, actual results could differ from our assumptions and estimates, and such differences could be material.

We believe that the following accounting estimates are the most critical to fully understand and evaluate our reported financial results, as they require our most subjective or complex management judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain and unpredictable.

Direct Response Advertising. Effective July 1, 2009, we commenced capitalization of advertising costs associated with direct advisory Active Enrollment campaigns, which caused a significant amount of costs to be capitalized for the years ended December 31, 2010, 2011 and 2012. Our advertising costs consist primarily of print materials associated with new member solicitations. Advertising costs that do not qualify as direct response advertising are expensed to sales and marketing at the first time the advertisement takes place. Effective July 1, 2009, we commenced capitalization of advertising costs associated with direct advisory Active Enrollment campaigns on a prospective basis as it was then determined that we had sufficient and verifiable historical patterns over a reasonable period to demonstrate probable future benefits of such campaigns.

Direct response advertising costs are capitalized only if the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising and the direct response advertising results in probable future benefits. Advertising costs relating to Passive Enrollment campaigns and other general marketing materials sent to participants do not qualify as direct response advertising and are expensed to sales and marketing in the period the advertising activities first take place. Print fulfillment costs relating to subadvisory campaigns do not qualify as direct response advertising and are expensed to cost of revenue in the period in which the expenses were incurred. Advertising costs associated with direct advisory Active Enrollment campaigns that result in probable future benefits qualify for capitalization as direct response advertising. The capitalized costs are amortized over the period over which the future benefits are expected to be received. Because of how we earn revenue from our Professional Management service, demonstrating that the direct response advertising related to our direct advisory Active Enrollment campaigns results in probable future benefits requires us to make several assumptions about the average period of probable future benefits, the gross revenue we will earn and costs we will incur as a result of each campaign.

We have developed forecasting methodologies that have a degree of reliability sufficient to reasonably estimate the future gross revenue stream associated with a given campaign. The significant estimates and judgments we use in our forecasting methodologies include average period of probable future benefits, change in AUM due to market performance, AUM cancellation rates, net contribution rates and estimated enrollment results for campaigns that have not yet been completed. We have estimated our period of probable future benefits by considering both the historical retention rate of our members while not exceeding the number of years over which we can accurately forecast future net revenues. The change in AUM due to market performance is an estimate of future stock market performance and its estimated relative effect on our AUM. AUM cancellation rate is defined as the rate at which assets will cancel out of the Professional Management program due to voluntary member terminations. A voluntary member termination is when a member contacts Financial Engines and terminates his or her membership in the Professional Management service. Involuntary cancellations (such as sponsor and employee terminations or rollovers) are captured in the net contribution rate. Net contribution rate is defined as the net amount assets will increase as a result of new contributions in to the 401(k) plan less the amount assets will decrease as a result of disbursements from the 401(k) plan, as a result of involuntary cancellations. We have estimated AUM cancellation and contribution rates by analyzing their respective historical rates. We currently have assumed a probable period of future benefits of three years, no change in AUM due to market performance and a zero net contribution rate for the purpose of calculating estimated gross revenue. The realizability of the amounts of direct response advertising reported as assets are evaluated at each balance sheet date by comparing the carrying amounts of such assets on a cost-pool-by-cost-pool basis to the probable remaining future net revenues expected to result directly from such advertising.

As of December 31, 2012, $10.2 million of advertising costs associated with direct advisory active choice enrollment campaigns were reported as assets. During the years ended December 31, 2010, 2011 and 2012, we capitalized $4.4 million, $7.0 million and $6.6 million, respectively, of direct response advertising costs. Advertising expense was $2.0 million, $3.6 million and $5.9 million for the years ended December 31, 2010, 2011 and 2012, respectively, of which direct response advertising amortization was $1.2 million, $2.8 million and $5.2 million, respectively. During the years ended December 31, 2010, 2011 and 2012, impairments to direct response advertising were immaterial.

The table below evaluates the sensitivity of two of our most significant estimates, namely average period of probable future benefits and assumed change in our AUM due to market performance, on the realizability of net capitalized direct response advertising costs as of December 31, 2012. This sensitivity analysis considered all historic and current year campaigns with a net capitalized balance as of December 31, 2012 under our current assumptions of a three-year average period of probable future benefits and 0% change in AUM due to market performance per year. The sensitivity table indicates the additional expense charges that would have been recorded as of December 31, 2012 if, effective January 1, 2012, we had assumed different levels of change in AUM due to market performance and assumed an estimated period of probable benefits other than 3 years.

Direct Response Advertising Sensitivity Analysis
Additional Expense (Impairments) to be Recognized

	Assumed Change in AUM due to Market Performance(1) (In thousands)			
	–20%	–10%	0%	8%
Average Period of Probable Future Benefits:				
1 year	$8,273	$8,081	$ 7,881	$ 7,707
2 years	2,319	1,898	1,690	1,573
3 years	248	89	—	—
4 years	38	6	—	—
5 years	34	2	—	—

(1) Any comparable percentage change to AUM due to market performance, net contribution rate and AUM cancellation rate would have the same relative impact on the sensitivity analysis as they all directly impact member AUM.

Income Taxes. We are subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions.

We use the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the belief that our tax return positions are supportable, we believe that certain positions may not be fully sustained upon review by tax authorities. We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Prior to September 30, 2010, we maintained a full valuation allowance for our net deferred tax assets, since the likelihood of the realization of those assets had not become "more likely than not." We continually evaluate additional facts representing both positive and negative evidence in the determination of the realizability of the deferred tax assets, including scheduling of deferred tax liabilities and projected income from operating activities. The underlying assumptions we use in forecasting future taxable income require significant judgment and take into account all available evidence, including past operating results and our recent performance. In forecasting future taxable income we did not assume any gains as a result of market performance on our AUM or from the addition of new markets and services we may be considering. Nor did we incorporate any marked improvement in our historical enrollment rates, voluntary cancellation rates or involuntary cancellation rates. Historical differences between forecast and actual taxable profits have not resulted in material adjustments to the recognition of our deferred tax assets. We are not relying on tax planning strategies to support the realization of our deferred tax assets. Rather, we are relying primarily on future taxable income to support the realizability of our deferred tax assets and to a much lesser degree through the reversal of existing taxable temporary differences. Furthermore, our deferred tax liabilities are of the same character and jurisdiction as the temporary differences giving rise to our deferred tax assets and will reverse in similar periods as the temporary differences giving rise to our deferred tax assets.

Effective September 30, 2010, we believed that sufficient positive evidence existed from historical operations and future income projections to conclude that it was more likely than not that we would fully realize our federal deferred tax assets and to partially realize our state of California deferred tax assets. Therefore, we released valuation allowances of $55.4 million during the year ended December 31, 2010. We also released an additional portion of our State of California deferred tax assets totaling $0.2 million during the year ended December 31, 2011. We continue to apply a valuation allowance on certain deferred tax assets in the amount of $1.4 million relating to the state of California as it is not more likely than not that we will be able to realize these assets prior to their expiration. As of December 31, 2012, the amount of pre-tax income we need to generate in future years in order to realize our deferred tax assets is approximately $93.9 million and $310.0 million with respect to approximately $32.8 million of federal related deferred tax assets and $3.1 million of state related net deferred tax assets, respectively.

As of December 31, 2012, we had net operating loss carryforwards for federal and state income tax purposes of approximately $151.7 million and $60.9 million, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carryforwards expire through 2031.

As of December 31, 2012, we had research credit carryforwards for federal and state of California income tax purposes of approximately $2.9 million and $3.3 million, respectively, available to reduce future income taxes, which are based on estimates of future realizability. The federal research credit carryforwards expire through 2031. The state of California research credit carries forward indefinitely. The federal research and development credit expired on December 31, 2011. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law. Under this act, the federal research and development credit was retroactively extended for amounts paid or incurred after December 31, 2011 and before January 1, 2014. The effects of these changes in the tax law will result in a tax benefit which will be recognized in the first quarter of 2013, which is the quarter in which the law was enacted.

All tax years since inception are open and may be subject to examination in one or more jurisdictions.

Stock-Based Compensation. Stock-based compensation expense for stock option awards is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes option pricing model and is recognized as expense over the requisite service period. The determination of the fair value of stock-based option awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include volatility, actual and projected employee stock option exercise behaviors, risk-free interest rate, estimated forfeitures and expected dividends over the expected term of the awards.

	Year Ended December 31,		
	2010	2011	2012
Expected life in years	6	6	6
Risk-free interest rate	2.60%	1.72%	0.98%
Volatility	51%	47%	42%
Dividend yield	—	—	—

We use the "simplified" method in developing an estimate of expected term of stock options as we expect our employee exercise behavior to change resulting from our initial public offering. We base the risk-free interest rate on zero-coupon yields implied from U.S. Treasury issues with remaining terms similar to the expected term on the options. We estimate expected volatility based on a combination of the historical and implied volatility of comparable companies from a representative peer group based on industry and market capitalization data. In February 2013, the Board of Directors declared our first quarterly cash dividend in the amount of $0.05 per share and we anticipate paying quarterly cash dividends in the future. For periods through December 31, 2012, we did not declare or issue dividends and therefore the expected dividend yield was zero. Effective the first quarter of 2013, the dividend yield will include the anticipated dividends to be paid in future periods.

We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. If we use different assumptions for estimating stock-based compensation expense in future periods or if actual forfeitures differ materially from our estimated forfeitures, future stock-based compensation expense may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share.

Results of Operations

The following tables set forth our results of operations. The period to period comparison of financial results is not necessarily indicative of future results.

Comparison of the Years Ended December 31, 2011 and 2012

	Year Ended December 31,		Year Ended December 31,		Increase (Decrease)	
	2011	2012	2011	2012	Amount	%
	(As a percentage of revenue)		(In thousands, except percentages)			
Revenue:						
Professional management	75%	81%	$108,215	$150,872	$42,657	39%
Platform	23	18	32,891	32,373	(518)	(2)
Other	2	1	2,979	2,577	(402)	(13)
Total revenue	100	100	144,085	185,822	41,737	29
Costs and expenses:						
Cost of revenue (exclusive of amortization of internal use software)	35	38	49,717	70,025	20,308	41
Research and development	15	14	21,182	25,483	4,301	20
Sales and marketing	21	21	30,710	39,206	8,496	28
General and administrative	9	8	13,518	15,537	2,019	15
Amortization of internal use software	4	3	5,923	6,125	202	3
Total costs and expenses	84	84	121,050	156,376	35,326	29
Income from operations	16	16	23,035	29,446	6,411	28
Interest income (expense)	—	—	10	3	(7)	(70)
Other income	—	—	—	100	100	n/a
Income before income tax expense	16	16	23,045	29,549	6,504	28
Income tax expense	5	6	7,900	10,975	3,075	39
Net income	11%	10%	$ 15,145	$ 18,574	$ 3,429	23%

Revenue

Total revenue increased $41.7 million, or 29%, from $144.1 million for the year ended December 31, 2011 to $185.8 million for the year ended December 31, 2012. The increase was due primarily to growth in professional management revenue of $42.7 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. Professional management revenue and platform revenue comprised 81% and 18%, respectively, of total revenue for the year ended December 31, 2012.

Professional Management Revenue

Professional management revenue increased $42.7 million, or 39%, from $108.2 million for the year ended December 31, 2011 to $150.9 million for the year ended December 31, 2012. The increase in professional management revenue for the year ended December 31, 2012 was due primarily to an increase in the average monthly total AUM used to calculate fees from approximately $43.2 billion for the year ended December 31, 2011 to approximately $57.0 billion for the year ended December 31, 2012. This increase in average monthly total AUM was driven primarily by increased net enrollment resulting from marketing campaigns and other ongoing member acquisitions, as well as contributions and market appreciation.

Effective January 2012, due to a revised agreement with one of our subadvisory plan providers, an annual minimum contractual revenue provision was eliminated, which historically resulted in an increase in professional management revenue in the fourth quarter when we recognized the difference between earned revenue and annual minimum contractual revenue. This contract was also renegotiated to provide asset-based revenue, which can vary substantially with market performance, instead of annual minimum contractual revenue. As a result, for the year ended December 31, 2012, this revised contract resulted in increased annual revenue compared to the year ended December 31, 2011 due primarily to contributions and market appreciation.

Platform Revenue

Platform revenue decreased $0.5 million, or 2%, from $32.9 million for the year ended December 31, 2011 to $32.4 million for the year ended December 31, 2012. This decrease was due primarily to a few sponsor terminations, which resulted mainly from an effort to unify all sponsors onto our full service platform.

Other Revenue

Other revenue decreased $0.4 million, or 13%, from $3.0 million for the year ended December 31, 2011 to $2.6 million for the year ended December 31, 2012. The decrease in other revenue for the year ended December 31, 2012 was due primarily to a decrease in reimbursable printed fulfillment materials from certain subadvisory relationships.

Costs and Expenses

Costs and expenses increased $35.3 million, or 29%, from $121.1 million for the year ended December 31, 2011 to $156.4 million for the year ended December 31, 2012. This increase was due to a $20.3 million increase in cost of revenue, exclusive of amortization of internal use software, a $4.3 million increase in research and development expense, a $8.5 million increase in sales and marketing expense, a $2.0 million increase in general and administrative expense and a $0.2 million increase in amortization of internal use software for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Across functional areas, wages, benefits and payroll taxes increased for the year ended December 31, 2012 compared to the year ended December 31, 2011 due to headcount growth and annual compensation increases effective April 1, 2012. We expect wages, benefits and payroll tax expense to continue to increase for the year ended December 31, 2013 due to planned headcount growth and annual compensation increases. Rent expense, which is included in allocated overhead expenses, increased across all functional areas for the year ended

December 31, 2012 compared to the year ended December 31, 2011 due primarily to the commencement of our lease contract for our new headquarters' facilities. For the year ended December 31, 2012, we incurred increased rent expense beginning April 1, 2012 associated with our new headquarters' facility. In addition, we incurred rent expense through our lease termination date of August 31, 2012 associated with our prior headquarters' facility lease.

Non-cash stock-based compensation expense increased across all functional areas due primarily to equity awards granted to certain of our existing employees in mid-November 2012. Substantially all of these grants will vest over four years under the graded-vesting attribution method, resulting in greater amounts of compensation expense recognized in earlier periods of the grants with declining amounts recognized in later periods. The aggregate value of the mid-November 2012 awards was $12.7 million. We estimate these mid-November 2012 equity grants will incur approximately $5.8 million of non-cash stock-based compensation expense, net of estimated forfeitures, for the year ended December 31, 2013.

In February 2013, the Board of Directors amended and restated the 2009 Stock Incentive Plan (the Updated Stock Incentive Plan) and approved the 2013-2017 Long-Term Incentive Program (the LTIP) thereunder. Under the LTIP, we may grant performance stock unit (PSU) awards based on objective performance criteria pre-established by the Compensation Committee of the Board of Directors. In March 2013, the Compensation Committee intends to grant PSUs under the LTIP subject to stockholder approval of the Updated Stock Incentive Plan at the annual meeting of stockholders in May 2013. Further details on the Updated Stock Incentive Plan and the LTIP will be presented in the Proxy Statement. Assuming we obtain stockholder approval, the PSUs will have an expense value, measured in May 2013 but estimated as of the date of this filing, of approximately $14.4 million assuming 100% target achievement. We plan to update the total expense value of PSUs granted in our June 30, 2013 Form 10-Q filing based on actual data as of the measurement date in May 2013. We would recognize non-cash stock-based compensation expense under the graded-vesting attribution method. Each PSU award consists of two vesting cliffs, with sixty percent eligible to vest on December 31, 2015 and forty percent eligible to vest on December 31, 2017. The expense associated with each vesting cliff will be straight-lined over its respective period beginning in May 2013, which will result in greater amounts of non-cash stock-based compensation expense recognized in earlier periods of the grants with declining amounts recognized in later periods. Depending on performance against the target metrics, vesting will be between 0% and 140% of target value for each of the vesting cliffs and the expense will be reviewed and adjusted based on forecasts at the end of each balance sheet period. Assuming 100% target achievement, we estimate the LTIP equity grants, measured in May 2013 but estimated as of the date of this filing, will incur approximately $2.5 million of non-cash stock-based compensation expense, net of estimated forfeitures, for the year ended December 31, 2013.

Both of the estimates presented above for the November 2012 and LTIP stock-based compensation expense for the year ended December 31, 2013, is in addition to the amortization of both previously and subsequently granted stock awards, including other awards expected to be granted in 2013, utilizing the graded-vesting attribution method. We plan to continue to grant equity awards during the fiscal year 2013 to certain of our existing employees, new employees and board members.

Cost of Revenue

Cost of revenue, exclusive of amortization of internal use software, increased $20.3 million, or 41%, from $49.7 million for the year ended December 31, 2011 to $70.0 million for the year ended December 31, 2012. This increase was due primarily to an increase of $15.0 million in fees paid to plan providers for connectivity to plan and plan participant data resulting from an increase in professional management revenue, as well as contractual increases in plan provider fees as a result of achieving certain AUM milestones for the year ended December 31, 2012 compared to the year ended December 31, 2011. In addition, there was an increase in printed marketing materials for subadvisory relationships and printed member materials of $2.8 million, due primarily to a revised agreement with one of our subadvisory plan providers for which we are now incurring printed materials costs, as well as an increase in the volume of subadvisory participants receiving our printed campaign and member materials this quarter. Wages, benefits and payroll taxes increased $1.0 million and overhead allocated expenses, including rent expense, increased $1.0 million for the year ended December 31, 2012. Non-cash stock based compensation expense increased $0.6 million, and production and internet expenses increased $0.2 million. These increases were offset by a decrease in equipment related expenses and increase in expenses capitalized for direct response advertising of $0.2 million and $0.1 million, respectively, for the year ended December 31, 2012. As a percentage of revenue, cost of revenue increased from 35% for the year ended December 31, 2011 to 38% for the year ended December 31, 2012 due primarily to an increase in fees paid to plan providers for connectivity to plan and plan participant data related to the achievement of certain contractual AUM based milestones and an increase in subadvisory campaign printed materials costs of which a portion is reimbursed by the applicable plan provider and classified as other revenue, partially offset by a slower increase in wages expense relative to the increase in revenue during the same period.

Research and Development

Research and development expense increased $4.3 million, or 20%, from $21.2 million for the year ended December 31, 2011 to $25.5 million for the year ended December 31, 2012. There was an increase in overhead allocated expenses, including rent expense, of $1.7 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. In addition, there was a $1.4 million increase in wages, benefits and payroll taxes for the year ended December 31, 2012, as well as an increase in non-cash stock-based compensation expense of $1.1 million. There was also an increase in equipment-related expenses of $0.2 million, due primarily to capital expenditures related to the new headquarters' facility as well as an increase in consulting expense of $0.2 million. These increases were offset by a $0.3 million increase in expenses capitalized for internal use software projects for the year ended December 31, 2012 compared to the year ended December 31, 2011. As a percentage of revenue, research and development expense decreased from 15% for the year ended December 31, 2011 to 14% for the year ended December 31, 2012. The decrease as a percentage of revenue was primarily due to a slower increase in employee-related expenses relative to the increase in revenue during the same period.

Sales and Marketing

Sales and marketing expense increased $8.5 million, or 28%, from $30.7 million for the year ended December 31, 2011 to $39.2 million for the year ended December 31, 2012. There was a $2.6 million increase in advisory printed enrollment materials expense for the year ended December 31, 2012 compared to the year ended December 31, 2011, due primarily to an increase in the volume of printed marketing campaigns. Additionally, there was a $2.1 million increase in wages, benefits and payroll taxes for the year ended December 31, 2012, as well as a $1.2 million increase in non-cash stock-based compensation expense and a $0.3 million increase in amortized commission expense. These increases were offset by a decrease in cash incentive expense of $0.3 million. There was an increase in overhead allocated expenses, including rent expense, of $1.3 million for the year ended December 31, 2012. There also was a $1.1 million increase in consulting expenses related primarily to a customer experience design project, as well as an increase in travel expenses of $0.2 million and equipment-related expense of $0.1 million for the year ended December 31, 2012. These increases were offset by a decrease in general marketing and programs expenses of $0.4 million. As a percentage of revenue, sales and marketing expense remained constant at 21% for the years ended December 31, 2011 and 2012.

General and Administrative

General and administrative expense increased $2.0 million, or 15%, from $13.5 million for the year ended December 31, 2011 to $15.5 million for the year ended December 31, 2012. There was a $1.5 million increase in non-cash stock-based compensation expense for the year ended December 31, 2012, as well as an increase in wages, benefits and payroll tax expense of $0.5 million. In addition, there was an increase in overhead allocated expenses, including rent expense, of $0.4 million for the year ended December 31, 2012. These increases were offset by a decrease in costs to support operations as a public company of $0.3 million and a decrease in recruiting expenses of $0.1 million. As a percentage of revenue, general and administrative expense decreased from 9% for the year ended December 31, 2011 to 8% for the year ended December 31, 2012. The decrease as a percentage of revenue was primarily due to a slower increase in expenses to support operations as a public company relative to the increase in revenue during the same period.

Amortization of Internal Use Software

Amortization of internal use software increased $0.2 million, or 3%, from $5.9 million for the year ended December 31, 2011 to $6.1 million for the year ended December 31, 2012 due to the amortization of higher capitalized costs caused by an increase in development hours required for recently completed projects compared to projects in prior years.

Income Taxes

Income tax expense increased from $7.9 million for the year ended December 31, 2011 to $11.0 million for the year ended December 31, 2012. Our effective tax rates were 34% and 37% for the year ended December 31, 2011 and 2012, respectively. The increase in our effective tax rate was due primarily to the suspension of the federal research and development credit for the year ended December 31, 2012. We expect to see an effective tax rate of approximately 38%, excluding the effect of research and development credits, any changes in valuation allowances, and discrete items such as disqualifying stock dispositions in future periods.

As of December 31, 2012, we continue to believe that sufficient positive evidence exists from historical operations and future projections to conclude that we are more likely than not to fully realize our federal deferred tax assets and to partially realize our State of California deferred tax assets in future periods. We continuously evaluate additional facts representing positive and negative evidence in the determination of the realizability of the deferred tax assets. We continue to apply a valuation allowance on certain deferred tax assets in the amount of $1.4 million as of December 31, 2012 relating to net operating losses for the State of California as it is not more likely than not that we will be able to realize these assets prior to their expiration.

Comparison of the Years Ended December 31, 2010 and 2011

	Year EndedDecember 31,		Year Ended December 31,		Increase (Decrease)	
	2010	2011	2010	2011	Amount	%
	(As a percentage of revenue)		(In thousands, except percentages)			
Revenue:						
Professional management	71%	75%	$ 79,137	$108,215	$ 29,078	37%
Platform	26	23	29,717	32,891	3,174	11
Other	3	2	2,918	2,979	61	2
Total revenue	100	100	111,772	144,085	32,313	29
Costs and expenses:						
Cost of revenue (exclusive of amortization of internal use software)	34	35	37,599	49,717	12,118	32
Research and development	17	15	19,343	21,182	1,839	10
Sales and marketing	24	21	26,403	30,710	4,307	16
General and administrative	10	9	11,644	13,518	1,874	16
Amortization of internal use software	3	4	3,912	5,923	2,011	51
Total costs and expenses	88	84	98,901	121,050	22,149	22
Income from operations	12	16	12,871	23,035	10,164	79
Interest income (expense)	—	—	(25)	10	35	n/a
Income before income tax expense	12	16	12,846	23,045	10,199	79
Income tax expense (benefit)	(45)	5	(50,729)	7,900	58,629	n/a
Net income	57%	11%	$ 63,575	$ 15,145	$(48,430)	(76)%

Revenue

Total revenue increased $32.3 million, or 29%, from $111.8 million for the year ended December 31, 2010 to $144.1 million for the year ended December 31, 2011. The increase was due primarily to growth in professional management revenue of $29.1 million. Professional management revenue and platform revenue comprised 75% and 23%, respectively, of total revenue for the year ended December 31, 2011.

Professional Management Revenue

Professional management revenue increased $29.1 million, or 37%, from $79.1 million for the year ended December 31, 2010 to $108.2 million for the year ended December 31, 2011. The increase was due primarily to an increase in the average monthly total AUM used to calculate fees from approximately $32.8 billion for the year ended December 31, 2010 to approximately $43.2 billion for the year ended December 31, 2011. This increase in average monthly total AUM was driven primarily by increased net enrollment resulting from marketing campaigns and other ongoing member acquisitions, as well as market appreciation and contributions. Effective October 1, 2010, we changed our method of calculating fees for substantially all members with which we have a direct advisory relationship from quarterly to monthly, thereby calculating fees as the product of member fee rates and the value of AUM at or near the end of each month for members.

Platform Revenue

Platform revenue increased approximately $3.2 million, or 11%, from $29.7 million for the year ended December 31, 2010 to $32.9 million for the year ended December 31, 2011. This increase was due primarily to increased platform fee revenue resulting from service availability at new sponsors.

Costs and Expenses

Costs and expenses increased $22.1 million, or 22%, from $98.9 million for the year ended December 31, 2010 to $121.1 million for the year ended December 31, 2011. This increase was due to a $12.1 million increase in cost of revenue, exclusive of amortization of internal use software, a $1.8 million increase in research and development expense, a $4.3 million increase in sales and marketing expense, a $1.9 million increase in general and administrative expense and a $2.0 million increase in amortization of internal use software for the year ended December 31, 2011 compared to the year ended December 31, 2010.

Across functional areas, wages, benefits and payroll taxes increased for the year ended December 31, 2011 compared to the year ended December 31, 2010 due to headcount growth and annual compensation increases effective April 1, 2011. Cash incentive compensation expenses decreased due to achieving higher incentive thresholds for the year ended December 31, 2010 compared to the year ended December 31, 2011, which was offset by increased headcount and compensation increases. Stock based compensation expense decreased due to the effect of our graded-vesting attribution method which resulted in declining expenses in later periods for stock options granted in the years ended December 31, 2008 and 2009.

Cost of Revenue

Cost of revenue, exclusive of amortization of internal use software, increased $12.1 million, or 32%, from $37.6 million for the year ended December 31, 2010 to $49.7 million for the year ended December 31, 2011. This increase was due primarily to an increase of $9.5 million in fees paid to plan providers for connectivity to plan and plan participant data resulting from an increase in professional management revenue, as well as contractual increases in plan provider fees as a result of achieving certain AUM milestones for the year ended December 31, 2011 compared to the year ended December 31, 2010. In addition, wages, benefits and payroll taxes, and related overhead expenses for the year ended December 31, 2011 increased $1.6 million. These increases were offset by a decrease in cash incentive and non-cash stock-based compensation expenses of $0.5 million and $0.3 million, respectively, for the year ended December 31, 2011. There was also an increase in printed marketing materials for subadvisory relationships and printed member materials of $1.6 million, as well as an increase in equipment expenses of $0.2 million for the year ended December 31, 2011. As a percentage of revenue, cost of revenue increased from 34% for the year ended December 31, 2010 to 35% for the year ended December 31, 2011 due primarily to an increase in fees paid to plan providers for connectivity to plan and plan participant data and an increase in subadvisory campaign printed materials costs of which a portion is reimbursed by the applicable plan provider and classified as other revenue.

Research and Development

Research and development expense increased $1.8 million, or 10%, from $19.3 million for the year ended December 31, 2010 to $21.2 million for the year ended December 31, 2011. There was a $2.2 million increase in wages, benefits and payroll taxes, and related overhead expenses for the year ended December 31, 2011 compared to the year ended December 31, 2010, offset by a decrease in non-cash stock-based compensation and cash incentive expenses of $0.9 million and $0.5 for the year ended December 31, 2011, respectively. In addition, there was a decrease in the capitalization of internal use software of $0.7 million and an increase in recruiting and equipment expenses totaling $0.3 million for the year ended December 31, 2011. As a percentage of revenue, research and development expense decreased from 17% for the year ended December 31, 2010 to 15% for the year ended December 31, 2011. The decrease as a percentage of revenue was primarily due to a slower increase in employee-related expenses relative to the increase in revenue during the same period.

Sales and Marketing

Sales and marketing expense increased $4.3 million, or 16%, from $26.4 million for the year ended December 31, 2010 to $30.7 million for the year ended December 31, 2011. There was a $2.3 million increase in advisory printed enrollment materials expense for the year ended December 31, 2011 compared to the year ended December 31, 2010. Additionally, there was a $2.2 million increase in wages, benefits and payroll taxes, and related overhead expenses for the year ended December 31, 2011, as well as a $0.2 million increase in amortized commission expense, offset by a decrease in cash incentive and non-cash stock-based compensation expenses of $0.6 million and $0.6 million, respectively. There also was a $0.4 million increase in marketing expenses, including creative development and other general marketing efforts, as well as an increase in consulting, facilities and travel expenses of $0.4 million for the year ended December 31, 2011. As a percentage of revenue, sales and marketing expense decreased from 24% for the year ended December 31, 2010 to 21% for the year ended December 31, 2011. The decrease as a percentage of revenue was primarily due to slower increase in employee-related expenses relative to the increase in revenue during the same period.

General and Administrative

General and administrative expense increased $1.9 million, or 16%, from $11.6 million for the year ended December 31, 2010 to $13.5 million for the year ended December 31, 2011. This increase was due primarily to an increase in costs related to supporting operations as a public company, including audit, legal and insurance expenses of $1.3 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. In addition, wages, and benefits and payroll taxes expense for the year ended December 31, 2011 was $0.9 million higher than for the year ended December 31, 2010, offset by a decrease in non-cash stock-based compensation and cash incentive expenses of $0.3 million and $0.1 million, respectively, as well as a decrease in related overhead expenses of $0.7 million due to general and administrative headcount growing at a slower rate than other functional areas. There was also an increase of $0.5 million for recruiting, operations and consulting expenses as well as a $0.3 million increase in equipment expenses for the year ended December 31, 2011. As a percentage of revenue, general and administrative expense decreased from 10% for the year ended December 31, 2010 to 9% for the year ended December 31, 2011.

Amortization of Internal Use Software

Amortization of internal use software increased $2.0 million, or 51%, from $3.9 million for the year ended December 31, 2010 to $5.9 million for the year ended December 31, 2011 due to the amortization of higher capitalized costs caused by an increase in development hours required for recently completed projects compared to projects in prior years.

Income Taxes

Income tax expense increased from a $50.7 million income tax benefit for the year ended December 31, 2010, which included a $55.4 million income tax benefit related to the release of valuation allowances, offset by a $4.7 million income tax expense, to a $7.9 million income tax expense for the year ended December 31, 2011. Our effective tax rates were (4)%, excluding the effect of the release of valuation allowances, and 34% for the year ended December 31, 2010 and 2011, respectively. As a result of releasing a significant portion of our valuation allowance in 2010, our effective tax rate increased to a more normalized rate for the year ended December 31, 2011, and we expect to see an effective tax rate of approximately 38%, excluding the effect of research and development credits, any changes in valuation allowances, and discrete items such as disqualifying stock dispositions in future periods.

Prior to September 30, 2010, a full valuation allowance was maintained for our net deferred tax assets since the likelihood of the realization of those assets had not become "more likely than not". In the third quarter of 2010, we concluded that sufficient positive evidence existed from historical operations and future projections that it was more likely than not to fully realize the federal deferred tax assets and to partially realize the State of California deferred tax assets, and therefore released all of the federal valuation allowances and a portion of the State of California valuation allowances.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly condensed consolidated statements of income data for the eight quarters ended December 31, 2012. The data have been prepared on the same basis as the audited consolidated financial statements and related notes, and you should read the following tables together with such financial statements. The quarterly results of operations include all necessary adjustments, consisting of only normal recurring adjustments that we consider necessary for a fair presentation of this data. Results of interim periods are not necessarily indicative of results for the entire year and are not necessarily indicative of future results.

Our professional management revenue generally increased sequentially in each of the quarters presented as a result of AUM growth driven primarily by net new enrollment resulting from marketing campaigns and other ongoing member acquisitions, market appreciation and contributions. Platform revenue has generally been flat in recent quarters. In the fourth quarter of 2011, due to the fee structure with one of our plan providers under which we recognized the difference between earned revenue and minimum contractual revenue in the fourth quarter, both professional management and platform revenue increased. Effective January 2012, the fee structure for this plan provider has been renegotiated to provide an earned revenue fee structure that eliminates the annual minimum contractual revenue provision and fourth quarter effect.

Total costs and expenses have fluctuated both in absolute dollars and percentage of revenue from quarter to quarter due primarily to fees paid to plan providers for connectivity to plan and plan participant data, printed materials costs related to participant and member materials, non-cash stock-based compensation expenses, employee-related expenses related to headcount growth and compensation increases and increased facilities expenses. Cost of revenue generally increased in absolute dollars for each quarter presented as a result of higher data connectivity fees and member materials expenses.

Condensed Consolidated Statements of Income Data:	For the Three Months Ended							
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(In thousands, except per share data, unaudited)							
Revenue:								
Professional management	$23,893	$26,508	$26,305	$31,509	$32,869	$35,188	$39,582	$43,233
Platform	7,738	8,021	8,299	8,833	8,262	8,249	8,253	7,609
Other	650	743	1,054	532	580	849	611	537
Total revenue	32,281	35,272	35,658	40,874	41,711	44,286	48,446	51,379
Costs and expenses:								
Cost of revenue (exclusive of amortization of internal use software)	11,622	12,265	12,924	12,906	15,316	17,309	18,798	18,602
Research and development	5,175	5,371	5,098	5,538	6,139	6,081	6,496	6,767
Sales and marketing	7,076	7,800	7,436	8,398	9,259	9,461	10,440	10,046
General and administrative	3,311	3,140	3,404	3,663	3,811	3,807	3,653	4,266
Amortization of internal use software	1,287	1,481	1,508	1,647	1,472	1,530	1,558	1,565
Total costs and expenses	28,471	30,057	30,370	32,152	35,997	38,188	40,945	41,246
Income from operations	3,810	5,215	5,288	8,722	5,714	6,098	7,501	10,133
Interest income (expense)	2	1	(1)	8	—	4	(5)	4
Other income	—	—	—	—	—	—	—	100
Income before income taxes	3,812	5,216	5,287	8,730	5,714	6,102	7,496	10,237
Income tax expense	1,248	1,761	1,933	2,958	2,202	2,279	2,718	3,776
Net income	$ 2,564	$ 3,455	$ 3,354	$ 5,772	$ 3,512	$ 3,823	$ 4,778	$ 6,461
Net income per share :								
Basic	$ 0.06	$ 0.08	$ 0.07	$ 0.13	$ 0.08	$ 0.08	$ 0.10	$ 0.14
Diluted	$ 0.05	$ 0.07	$ 0.07	$ 0.12	$ 0.07	$ 0.08	$ 0.10	$ 0.13
Non-GAAP Financial Data:								
Adjusted EBITDA[1]	$ 7,607	$ 9,418	$ 9,720	$14,038	$11,691	$12,308	$14,311	$17,499
Adjusted Net Income[2]	$ 3,369	$ 4,236	$ 4,191	$ 6,787	$ 5,037	$ 5,377	$ 6,334	$ 8,236
Adjusted Earnings Per Share[2]	$ 0.07	$ 0.09	$ 0.08	$ 0.14	$ 0.10	$ 0.11	$ 0.13	$ 0.16

(1) The table below sets forth a reconciliation of net income to non-GAAP Adjusted EBITDA based on our historical results:

	For the Three Months Ended							
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(In thousands, unaudited)							
Net income	$2,564	$3,455	$3,354	$ 5,772	$ 3,512	$ 3,823	$ 4,778	$ 6,461
Interest expense (income)	(2)	(1)	1	(8)	—	(4)	5	(4)
Income tax expense	1,248	1,761	1,933	2,958	2,202	2,279	2,718	3,776
Depreciation	488	550	570	583	588	609	878	1,009
Amortization of internal use software	1,211	1,397	1,419	1,550	1,378	1,429	1,456	1,463
Amortization of direct response advertising	496	652	721	865	1,080	1,222	1,393	1,454
Amortization of deferred sales commissions	299	340	367	417	463	436	565	468
Stock-based compensation expense	1,303	1,264	1,355	1,901	2,468	2,514	2,518	2,872
Adjusted EBITDA	$7,607	$9,418	$9,720	$14,038	$11,691	$12,308	$14,311	$17,499

(2) The table below sets forth a reconciliation of net income to non-GAAP Adjusted Net Income and non-GAAP Adjusted Earnings Per Share based on our historical results:

	For the Three Months Ended							
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(In thousands, except per share data, unaudited)							
Net income	$ 2,564	$ 3,455	$ 3,354	$ 5,772	$ 3,512	$ 3,823	$ 4,778	$ 6,461
Stock-based compensation expense, net of tax[1]	805	781	837	1,175	1,525	1,554	1,556	1,775
Income tax benefit from release of valuation allowance	—	—	—	(160)	—	—	—	—
Non-GAAP Adjusted Net Income	$ 3,369	$ 4,236	$ 4,191	$ 6,787	$ 5,037	$ 5,377	$ 6,334	$ 8,236
Non-GAAP Adjusted Earnings Per Share	$ 0.07	$ 0.09	$ 0.08	$ 0.14	$ 0.10	$ 0.11	$ 0.13	$ 0.16
Shares of common stock outstanding	43,720	44,700	45,237	45,596	46,074	46,437	46,889	47,552
Dilutive restricted stock and stock options	5,372	4,839	4,182	3,954	3,844	3,521	3,305	3,209
Non-GAAP adjusted common shares outstanding	49,092	49,539	49,419	49,550	49,918	49,958	50,194	50,761

(1) For the calculation of non-GAAP Adjusted Net Income, an estimated statutory tax rate of 38.2% has been applied to non-cash stock-based compensation expense for all periods presented.

Non-GAAP Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share

Adjusted EBITDA represents net income before net interest expense (income), income tax expense (benefit), depreciation, amortization of internal use software, amortization of direct response advertising, amortization of deferred sales commissions and amortization of non-cash stock-based compensation expense. Adjusted Net Income represents net income before non-cash stock-based compensation expense, net of tax and certain other items such as the income tax benefit from the release of valuation allowances, if applicable for the period. Adjusted Earnings Per Share is defined as Adjusted Net Income divided by the weighted average of dilutive common share equivalents outstanding. For all periods prior to fiscal year 2011, the dilutive common share equivalents outstanding also include on a non-weighted basis the conversion of all preferred stock to common stock, the shares associated with the stock dividend and the shares sold in the initial public offering. This differs from the weighted average diluted shares outstanding used for purposes of calculating GAAP earnings per share.

Our management uses Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share as measures of operating performance, for planning purposes (including the preparation of annual budgets), to allocate resources to enhance the financial performance of our business, to evaluate the effectiveness of our business strategies and in communications with our Board of Directors concerning our financial performance. Adjusted EBITDA, among other factors, was used for the year ended December 31, 2012 and will be used for the year ended December 31, 2013 when determining cash incentive compensation for employees, including management.

We also present Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share as supplemental performance measures because we believe that these measures provide our Board of Directors, management and investors with additional information to measure our performance. Adjusted EBITDA provides comparisons from period to period by excluding potential differences caused by variations in the age and book depreciation of fixed assets (affecting relative depreciation expense) and amortization of internal use software, direct response advertising and commissions, and changes in interest expense and interest income that are influenced by capital structure decisions and capital market conditions. Management also believes it is useful to exclude non-cash stock-based compensation expense from Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share because non-cash equity grants made at a certain price and point in time, as well as certain other items such as the income tax benefit from the release of valuation allowances, do not necessarily reflect how our business is performing at any particular time.

Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income, operating income, earnings per share or any other performance measures derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity.

We understand that, although Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share are frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for an analysis of our results as reported under GAAP. In particular you should consider:

- Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
- Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share do not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share do not reflect the non-cash component of employee compensation;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized generally will have to be replaced in the future by payment of cash, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
- Other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share differently than we do, limiting their usefulness as a comparative measure.

Given the limitations associated with using Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share, these financial measures should be considered in conjunction with our financial statements presented in accordance with GAAP and the reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share to the most directly comparable GAAP measure, net income. Further, management also reviews GAAP measures and evaluates individual measures that are not included in Adjusted EBITDA, such as our level of capital expenditures, equity issuance and interest expense, among other measures.

The table below sets forth a reconciliation of net income to non-GAAP Adjusted EBITDA based on our historical results:

Non-GAAP Adjusted EBITDA	Year Ended December 31,		
	2010	2011	2012
	(In thousands, unaudited)		
Net income	$ 63,575	$15,145	$18,574
Interest expense (income)	25	(10)	(3)
Income tax expense (benefit)	(50,729)	7,900	10,975
Depreciation	1,816	2,191	3,084
Amortization of internal use software	3,703	5,577	5,726
Amortization and impairment of direct response advertising	1,185	2,734	5,149
Amortization of deferred sales commissions	1,155	1,423	1,932
Stock-based compensation	7,659	5,823	10,372
Non-GAAP Adjusted EBITDA	$ 28,389	$40,783	$55,809

The table below sets forth a reconciliation of net income to non-GAAP Adjusted Net Income and non-GAAP Adjusted Earnings Per Share based on our historical results:

Non-GAAP Adjusted Net Income	Year Ended December 31,		
	2010	2011	2012
	(In thousands, except per share data, unaudited)		
Net income	$ 63,575	$15,145	$18,574
Stock-based compensation, net of tax[1]	4,733	3,598	6,410
Income tax benefit from release of valuation allowance	(50,242)	(160)	—
Non-GAAP Adjusted Net Income	$ 18,066	$18,583	$24,984
Non-GAAP Adjusted Earnings Per Share	$ 0.39	$ 0.38	$ 0.50
Shares of common stock outstanding	41,601	44,820	46,741
Dilutive restricted stock and stock options	4,831	4,587	3,470
Non-GAAP adjusted common shares outstanding	46,432	49,407	50,211

(1) For the calculation of non-GAAP Adjusted Net Income, an estimated statutory tax rate of 38.2% has been applied to non-cash stock-based compensation expense for all periods presented.

For the non-GAAP metrics above, the variances in the comparable periods are consistent with the GAAP variances discussed in the comparison of the years ended December 31, 2010, 2011 and 2012 as presented above in our "Management's Discussion and Analysis of Financial Condition and Results of Operations"

Liquidity and Capital Resources

Sources of Liquidity

Over the next 12 months, and in the longer term, we expect that our cash and liquidity needs will be met by existing resources, consisting of cash and cash equivalents on hand and cash generated from ongoing operations.

Historically, our operations have been financed through the sale of equity securities, including net cash proceeds in connection with our initial public offering of common stock completed on March 16, 2010 of approximately $79.0 million, after deducting underwriting discounts and offering costs, and more recently from cash flows from operations. As of December 31, 2012, we had total cash and cash equivalents of $181.2 million, compared to $145.0 million as of December 31, 2011.

Cash Flows

The following table presents information regarding our cash flows, cash and cash equivalents for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,		
	2010	2011	2012
	(In thousands)		
Net cash provided by operating activities	$ 21,580	$ 25,163	$ 38,086
Net cash used in investing activities	(9,171)	(8,506)	(16,742)
Net cash provided by financing activities	81,815	13,408	14,885
Net increase in cash and cash equivalents	$ 94,224	$ 30,065	$ 36,229
Cash and cash equivalents, end of year	$114,937	$145,002	$181,231

Comparison of the Years Ended December 31, 2011 and 2012

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2012 was $38.1 million compared to net cash provided by operating activities of $25.2 million for the year ended December 31, 2011. Net cash provided by operating activities was a result of a net income of $18.6 million for the year ended December 31, 2012, compared to net income of $15.1 million for the year ended December 31, 2011, plus adjustments for non-cash expenses. These non-cash adjustments include $10.4 million in amortization of non-cash stock-based compensation expense, $5.7 million in amortization of internal use software, $5.1 million in amortization of direct response advertising expense, $3.1 million of depreciation expense, $1.9 million in amortization of deferred commissions, a $0.3 million increase in the provision for doubtful accounts and a $2.0 million increase in excess tax benefit associated with non-cash stock-based compensation. In addition, net cash provided by operating activities increased due to a $8.6 million decrease in deferred tax assets due to utilization of net operating loss carryforwards, a $6.8 million increase in accounts payable, and a $6.3 million increase in deferred rent due to the commencement of our new Sunnyvale headquarters' lease, offset by a $14.4 million increase in accounts receivable due primarily to growth in member fees, a $6.5 million increase in the capitalization of direct response advertising costs due primarily to increased campaign volume as a result of an increase in the number of advised, active choice Professional Management sponsors, a $2.6 million increase in other assets primarily related to deferred commission capitalization, a $2.2 million decrease in deferred revenue and a $1.0 decrease in accrued cash incentive compensation resulting from achieving higher incentive thresholds under our cash incentive compensation plan for the year ended December 31, 2011 compared to the year ended December 31, 2012.

We expect to incur reduced facilities cash outflows through March 2013, as our new headquarters' lease provides for a 10 month free rent period. Starting in April 2013, we expect to incur an average of $228,000 per month for the year ended December 31, 2013 in cash outflows associated with this lease, with escalating payments through the lease term.

Investing Activities

Net cash used in investing activities was $16.7 million for the year ended December 31, 2012 compared to $8.5 million for the year ended December 31, 2011. For the year ended December 31, 2012, we used $11.9 million for the purchase of property and equipment compared to $2.9 million for the year ended December 31, 2011. This increase was due primarily to $6.1 million of leasehold improvements and to $3.5 million of furniture and equipment expenditures related to the new headquarters' facility during the year ended December 31, 2012 compared to general capital expenditures for the year ended December 31, 2011. For the year ended December 31, 2012, we capitalized $5.4 million of internal use software costs compared to $5.2 million for the year ended December 31, 2011. We expect to have ongoing capital expenditure requirements to support technical operations and other infrastructure needs and expect to fund this investment with our existing cash and cash equivalents. For the year ended December 31, 2011, we pledged $0.4 million as collateral for letters of credit issued in connection with certain operating lease contracts and for the year ended December 31, 2012 $0.6 million of cash became unrestricted upon the release of the security deposit related to the prior headquarters' facility.

Financing Activities

Net cash provided by financing activities was $14.9 million for the year ended December 31, 2012 compared to $13.4 million for the year ended December 31, 2011. For the year ended December 31, 2012, we received $13.6 million of net proceeds from the issuance of common stock upon the exercise of stock options compared to $14.1 million for the year ended December 31, 2011. We also incurred cash payments of $0.7 million associated with net share settlements for non-cash stock-based awards minimum tax withholdings for the year ended December 31, 2012 related to annual vesting of restricted stock units granted in November 2011.

Prior to fiscal 2013, we did not pay any cash dividends on our common stock. Effective in the second quarter of 2013, we expect to incur cash dividend payments. Based on the shares outstanding as of January 31, 2013 of 48,068,462 and assuming a $0.05 per share quarterly dividend, we would estimate these dividend payments to total approximately $7.2 million for the year ended December 31, 2013. We currently expect to pay comparable cash dividends on a quarterly basis in the future. However, any future determination with respect to the declaration and payment of dividends will be at the discretion of our Board of Directors.

For the year ended December 31, 2013, we expect to incur cash payments in an amount necessary to satisfy the minimum tax withholding obligations for restricted stock units that vest in the year ended December 31, 2013, which will be determined based on the fair value of our common stock and applicable tax rates on the vesting date. Based on the fair value of our common stock on December 31, 2012 of $27.74 and assuming a 40% tax rate, the estimated minimum tax withholdings obligations would be approximately $1.3 million, net of estimated forfeitures.

Comparison of the Years Ended December 31, 2010 and 2011

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2011 was $25.2 million compared to net cash provided by operating activities of $21.6 million for the year ended December 31, 2010. Net cash provided by operating activities was a result of a net income of $15.1 million for the year ended December 31, 2011, compared to net income of $63.6 million for the year ended December 31, 2010, plus adjustments for non-cash expenses. These non-cash adjustments include $5.8 million in amortization of non-cash stock-based compensation expense, $5.6 million in amortization of internal use software, $2.2 million of depreciation expense, $2.7 million in amortization of direct response advertising expense, $1.4 million in amortization of deferred commissions, a $6.5 million decrease in deferred tax assets due to utilization of net operating loss carryforwards, a $3.4 million increase in accounts payable and a $2.3 million increase in deferred revenue offset by a $7.0 million increase in capitalization of direct response advertising costs due primarily to increased campaign volume as a result of an increase in the number of advised, active choice Professional Management sponsors, a $6.7 million increase in accounts receivable due primarily to growth in member fees, a $3.0 million increase in other assets primarily related to deferred commission capitalization, a $2.3 decrease in accrued cash incentive compensation resulting from achieving higher incentive thresholds under our cash incentive compensation plan for the year ended December 31, 2010 compared to the year ended December 31, 2011, and a $1.0 million increase in excess tax benefit associated with stock-based compensation.

Investing Activities

Net cash used in investing activities was $8.5 million for the year ended December 31, 2011 compared to $9.2 million for the year ended December 31, 2010. For the year ended December 31, 2011, we capitalized $5.2 million of internal use software costs compared to $5.9 million for the year ended December 31, 2010 and we used $2.9 million for the purchase of property and equipment compared to $2.4 million for the year ended December 31, 2010. For the year ended December 31, 2011, we pledged $0.4 million as collateral for letters of credit issued in connection with certain operating lease contracts. We expect to have ongoing capital expenditure requirements to support technical operations and other infrastructure needs. We expect to fund this investment with our existing cash and cash equivalents.

Financing Activities

Net cash provided by financing activities was $13.4 million for the year ended December 31, 2011 compared to $81.8 million for the year ended December 31, 2010. For the year ended December 31, 2011, we received $14.1 million of net proceeds from the issuance of common stock net of offering costs, which includes proceeds from the exercise of stock options. We also incurred increased cash payments of $1.7 million associated with net share settlements for stock-based awards minimum tax withholdings for the year ended December 31, 2011.

Contractual Obligations

The following table describes our contractual obligations as of December 31, 2012:

	Payments Due by Period				
	Total	Less than 1 Year	Years 1-3	Years 3-5	More than 5 Years
	(In thousands)				
Operating leases (including capital tenant improvements) and capital leases[1]	$24,543	$3,434	$7,318	$6,028	$7,763
Purchase obligations	$ 1,210	$ 416	$ 471	$ 298	$ 25

(1) As of December 31, 2012, we lease facilities under non-cancelable operating leases expiring at various dates through 2020.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that have had or will have a material effect on our operating results or financial position.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk. Our exposure to market risk is directly related to our role as an investment manager for investor accounts for which we provide portfolio management services. For the year ended December 31, 2012, 81% of our revenue was derived from fees based on the market value of AUM compared to 69% for the year ended December 31, 2011. This percentage increased due primarily to a revised agreement with one of our subadvisory plan providers, which increased the amount of fees based on the market value of AUM. In general, we expect the percentage of revenue that is derived from fees based on the market value of AUM to increase over time.

A substantial portion of the assets we manage is invested in equity securities, the market prices of which can vary substantially based on changes in economic conditions. An additional portion is invested in fixed income securities, which will generally have lower volatility than the equity market. Therefore, while any changes in equity market performance would significantly affect the value of our AUM, particularly for the AUM invested in equity securities, such changes would typically result in lower volatility for our AUM than the volatility of the equity market as a whole. Because a substantial portion of our revenue is derived from the value of our AUM, any changes in fixed income or equity market performance would significantly affect the amount of revenue in a given period. If any of these factors reduces our AUM, the amount of member fees we would earn for managing those assets would decline, which in turn could negatively impact our revenue.

Changes and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 using the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation under the COSO framework, management has concluded that our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, an independent registered public accounting firm, has issued a report concerning the effectiveness of our internal control over financial reporting as of December 31, 2012. See "Report of Independent Registered Public Accounting Firm" included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Financial Engines, Inc.:

We have audited the accompanying consolidated balance sheets of Financial Engines, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2012, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited Financial Engines, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Financial Engines Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Financial Engines, Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Financial Engines, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Santa Clara, California
February 22, 2013

FINANCIAL ENGINES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2011 and 2012

	December 31, 2011	December 31, 2012
	(In thousands, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$145,002	$181,231
Accounts receivable, net of allowances of $67 in 2011 and $102 in 2012	30,495	44,627
Prepaid expenses	3,008	3,093
Deferred tax assets	13,155	15,293
Other current assets	3,498	3,647
Total current assets	195,158	247,891
Property and equipment, net	3,926	13,366
Internal use software, net	10,723	10,339
Long-term deferred tax assets	31,424	20,639
Direct response advertising, net	8,851	10,236
Other assets	4,361	4,362
Total assets	$254,443	$306,833
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 9,740	$ 15,008
Accrued compensation	13,262	12,279
Deferred revenue	9,691	7,831
Other current liabilities	124	260
Total current liabilities	32,817	35,378
Long-term deferred revenue	1,533	1,166
Long-term deferred rent	459	6,653
Other liabilities	74	250
Total liabilities	34,883	43,447
Contingencies (see note 9)		
Stockholders' equity:		
Preferred stock, $0.0001 par value — 10,000 authorized as of December 31, 2011 and 2012; None issued or outstanding as of December 31, 2011 and 2012	—	—
Common stock, $0.0001 par value — 500,000 authorized as of December 31, 2011 and 2012; 45,784 and 47,915 shares issued and outstanding at December 31, 2011 and 2012, respectively	5	5
Additional paid-in capital	298,196	323,448
Accumulated deficit	(78,641)	(60,067)
Total stockholders' equity	219,560	263,386
Total liabilities and stockholders' equity	$254,443	$306,833

See accompanying notes to the consolidated financial statements.

FINANCIAL ENGINES, INC. AND SUBSIDIARIES

Consolidated Statements of Income
Years Ended December 31, 2010, 2011, and 2012

	2010	2011	2012
	(In thousands, except per share data)		
Revenue:			
Professional management	$ 79,137	$108,215	$150,872
Platform	29,717	32,891	32,373
Other	2,918	2,979	2,577
Total revenue	111,772	144,085	185,822
Costs and expenses:			
Cost of revenue (exclusive of amortization of internal use software)	37,599	49,717	70,025
Research and development	19,343	21,182	25,483
Sales and marketing	26,403	30,710	39,206
General and administrative	11,644	13,518	15,537
Amortization of internal use software	3,912	5,923	6,125
Total costs and expenses	98,901	121,050	156,376
Income from operations	12,871	23,035	29,446
Interest income (expense)	(25)	10	3
Other income	—	—	100
Income before income taxes	12,846	23,045	29,549
Income tax expense (benefit)	(50,729)	7,900	10,975
Net and comprehensive income	63,575	15,145	18,574
Less: Stock dividend (see note 4)	5,480	—	—
Net income attributable to holders of common stock	$ 58,095	$ 15,145	$ 18,574
Net income per share attributable to holders of common stock			
Basic	$ 1.66	$ 0.34	$ 0.40
Diluted	$ 1.30	$ 0.31	$ 0.37
Shares used to compute net income per share attributable to holders of common stock			
Basic	35,096	44,783	46,741
Diluted	44,826	49,407	50,211

See accompanying notes to the consolidated financial statements.

FINANCIAL ENGINES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2010, 2011 and 2012

	Convertible preferred stock		Common stock		Additional paid-in capital	Deferred stock compensation	Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount				
	(In thousands, except share data)							
Balance, January 1, 2010	22,441,623	$ 2	10,647,223	$ 1	$182,018	$(394)	$(157,361)	$ 24,266
Conversion of preferred stock to common stock effective upon initial public offering	(22,441,623)	(2)	22,441,623	2	—	—	—	—
Stock dividend to Series E shareholders	—	—	456,643	—	—	—	—	—
Issuance of common stock upon exercise of options, net	—	—	2,166,335	—	10,959	—	—	10,959
Initial public offering of common stock, net of offering costs of $10.5 million	—	—	7,458,100	1	78,953	—	—	78,954
Net share settlements for stock-based minimum tax withholdings	—	—	(53,746)	—	(921)	—	—	(921)
Amortization of deferred stock-based compensation under the intrinsic value method	—	—	—	—	—	358	—	358
Stock-based compensation under the fair value method	—	—	—	—	7,573	—	—	7,573
Excess tax benefit associated with stock-based compensation	—	—	—	—	456	—	—	456
Net income	—	—	—	—	—	—	63,575	63,575
Balance, December 31, 2010	—	—	43,116,178	4	279,038	(36)	(93,786)	185,220
Issuance of common stock upon exercise of options, net	—	—	2,738,418	1	14,102	—	—	14,103
Net share settlements for stock-based minimum tax withholdings	—	—	(70,744)	—	(1,718)	—	—	(1,718)
Amortization of deferred stock-based compensation under the intrinsic value method	—	—	—	—	—	36	—	36
Stock-based compensation under the fair value method	—	—	—	—	5,751	—	—	5,751
Excess tax benefit associated with stock-based compensation	—	—	—	—	1,023	—	—	1,023
Net income	—	—	—	—	—	—	15,145	15,145
Balance, December 31, 2011	—	—	45,783,852	5	298,196	—	(78,641)	219,560
Issuance of common stock upon exercise of options, net	—	—	2,086,590	—	13,644	—	—	13,644
Vested restricted stock units converted to shares	—	—	71,283	—	—	—	—	—
Net share settlements for stock-based minimum tax withholdings	—	—	(26,676)	—	(699)	—	—	(699)
Stock-based compensation under the fair value method	—	—	—	—	10,345	—	—	10,345
Excess tax benefit associated with stock-based compensation	—	—	—	—	1,962	—	—	1,962
Net income	—	—	—	—	—	—	18,574	18,574
Balance, December 31, 2012	—	$—	47,915,049	$ 5	$323,448	$ —	$ (60,067)	$263,386

See accompanying notes to the consolidated financial statements.

FINANCIAL ENGINES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2010, 2011, and 2012

	2010	2011	2012
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 63,575	$ 15,145	$ 18,574
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,816	2,191	3,084
Amortization of internal use software	3,703	5,577	5,726
Stock-based compensation	7,659	5,823	10,372
Amortization of deferred sales commissions	1,155	1,423	1,932
Amortization and impairment of direct response advertising	1,185	2,734	5,149
Provision for doubtful accounts	191	152	311
Loss on fixed asset disposal	7	—	20
Excess tax benefit associated with stock-based compensation	(456)	(1,023)	(1,962)
Changes in operating assets and liabilities:			
Accounts receivable	(6,158)	(6,704)	(14,444)
Prepaid expenses	(842)	(206)	(85)
Deferred tax assets	(51,144)	6,566	8,648
Direct response advertising	(4,330)	(6,953)	(6,515)
Other assets	(2,665)	(3,026)	(2,631)
Accounts payable	1,319	3,333	6,844
Accrued compensation	6,506	(2,345)	(983)
Deferred revenue	110	2,274	(2,228)
Deferred rent	(26)	167	6,270
Other liabilities	(25)	35	4
Net cash provided by operating activities	21,580	25,163	38,086
Cash flows from investing activities:			
Purchase of property and equipment	(2,361)	(2,922)	(11,903)
Capitalization of internal use software	(5,860)	(5,224)	(5,389)
Restricted cash	(950)	(360)	550
Net cash used in investing activities	(9,171)	(8,506)	(16,742)
Cash flows from financing activities:			
Payments on term loan payable	(8,056)	—	—
Payments on capital lease obligations	(2)	—	(22)
Net share settlements for stock-based awards minimum tax withholdings	(921)	(1,718)	(699)
Excess tax benefit associated with stock-based compensation	456	1,023	1,962
Proceeds from issuance of common stock, net of offering costs	90,338	14,103	13,644
Net cash provided by financing activities	81,815	13,408	14,885
Net increase in cash and cash equivalents	94,224	30,065	36,229
Cash and cash equivalents, beginning of year	20,713	114,937	145,002
Cash and cash equivalents, end of year	$114,937	$145,002	$181,231
Supplemental cash flows information:			
Income taxes paid, net of refunds	$ 1,154	$ (194)	$ 194
Interest paid	$ 184	$ 6	$ 12
Non-cash operating, investing and financing activities:			
Stock dividend	$ 5,480	$ —	$ —
Purchase of property and equipment under capital lease	$ —	$ —	$ 255
Capitalized stock-based compensation for internal use software	$ 439	$ 293	$ 353
Capitalized stock-based compensation for direct response advertising	$ 60	$ 44	$ 64

See accompanying notes to the consolidated financial statements.

FINANCIAL ENGINES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — Organization and Description of the Business

The Company

Financial Engines, Inc. (the Company) was incorporated on May 13, 1996 under the laws of the State of California and is headquartered in Sunnyvale, California. In February 2010, the Company was reincorporated under the laws of the State of Delaware.

Financial Engines is a provider of independent, technology-enabled portfolio management services, investment advice and retirement income services primarily to participants in employer-sponsored defined contribution plans, such as 401(k) plans. The Company helps investors plan for retirement by offering personalized plans for saving and investing, as well as by providing assessments of retirement income needs and readiness, regardless of personal wealth or investment account size. The Company uses its proprietary advice technology platform to provide independent, personalized portfolio management, investment advice and retirement income services to millions of retirement plan participants on a cost-efficient basis.

NOTE 2 — Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Significant items subject to such estimates and assumptions include revenue recognition, income taxes, stock-based compensation, direct response advertising, the useful lives of property, equipment and internal use software cost. Actual results could differ from those estimates under different assumptions or conditions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from date of purchase to be cash equivalents.

Concentration of Credit Risk and Fair Value of Financial Instruments

The Company measures and reports its investments in money market funds at fair value on a recurring basis. There have been no changes in the Company's valuation techniques during the years ended December 31, 2011 and 2012. The fair value of the Company's investments in certain money market funds approximates their carrying value. Such instruments are classified as Level 1 and are included in cash and cash equivalents, except as noted below.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis:

	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)[1]	Significant Other Observable Inputs (Level 2)[2]	Significant Other Unobservable Inputs (Level 3)[3]
		(In thousands)		
Assets - Money Market Funds:				
December 31, 2011[4]	$141,980	$141,980	$—	$—
December 31, 2012[4]	$179,433	$179,433	$—	$—

(1) Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

(2) Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

(3) Level 3: Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

(4) Included in the December 31, 2011 and 2012 balances are $1.3 million and $0.8 million, respectively, of restricted cash being held in a money market account pledged as collateral for letters of credit issued in connection with certain operating lease contracts. Long term restricted cash of $0.8 million is included in other assets in the accompanying Consolidated Balance Sheets as of December 31, 2012.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company deposits its cash and cash equivalents primarily with a major bank, in which deposits may exceed federal deposit insurance limits.

The Company's customers are concentrated in the United States of America. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company reviews the need for allowances for potential credit losses and such losses have been insignificant to date.

Significant customer information is as follows:

	December 31, 2011	December 31, 2012
Percentage of accounts receivable:		
JPMorgan	18%	15%

	Year Ended December 31,		
	2010	2011	2012
Percentage of revenue:			
JPMorgan	19%	16%	13%

Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. The

Company reviews its trade receivables by aging category to identify significant customers with collection issues. For accounts not specifically identified, the Company provides reserves based on historical bad debt loss experience.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and allocated to the department of benefit in the accompanying Consolidated Statements of Income. Leasehold improvements and capital lease equipment are amortized over the shorter of the remaining lease term or the useful life of the asset. Software purchased for internal use is amortized over its useful life. Expenditures for maintenance and repairs are charged to expense as incurred.

	Estimated Useful Lives in Years
Computer equipment	3.0
Computer software	2.0
Furniture, fixtures, and equipment	5.0
Leasehold improvements	7.8
Capital lease equipment	4.0

Internal Use Software

Certain direct development costs associated with internal use software are capitalized and include external direct consulting costs and payroll costs for employees devoting time to the software projects principally related to software coding, designing system interfaces and installation and testing of the software. Internal use software includes engineering costs associated with (1) enhancing the Company's advisory service platform and (2) developing internal systems for tracking member data, including AUM, member cancellations and other related member statistics. The capitalized costs are amortized using the straight-line method over an estimated life of three to five years, beginning when the asset is substantially ready for use. Costs related to preliminary project activities and post implementation activities are expensed as incurred. A portion of internal use software relates to cost of revenue, as well as the Company's other functional departments. However the Company is not able to meaningfully allocate the costs among cost of revenue and operations. Accordingly, amortization is presented as a separate line item on the accompanying Consolidated Statements of Income.

During the years ended December 31, 2010, 2011 and 2012, the Company capitalized $6.3 million, $5.5 million and $5.7 million, respectively, of development costs, including interest and stock compensation expense, relating to technology to be used to enhance the Company's internal use software and advisory service platform. For the year ended December 31, 2010, the Company capitalized $42,000 of interest and for the years ended December 31, 2010, 2011 and 2012, the Company capitalized $0.4 million, $0.3 million and $0.4 million, respectively, of noncash stock-based compensation costs related to internal use software.

Long-Lived Assets

Long-lived assets, such as property, equipment and capitalized internal use software subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. During the years ended December 31, 2010, 2011 and 2012, impairments to long-lived assets were immaterial.

Deferred Sales Commissions

Deferred sales commissions consist of incremental costs paid to the Company's sales force associated with the execution of non-cancelable customer contracts. The deferred sales commission amounts are recoverable through future revenue streams under the non-cancelable customer contracts. The Company believes this is the preferable method of accounting as the commission charges are so closely related to the revenue from the non-cancelable customer contracts that they should be recorded as an asset and charged to expense over the life of the related non-cancelable customer contracts, which is typically three years. Amortization of deferred sales commissions is included in marketing and sales expense in the accompanying Consolidated Statements of Income.

The Company capitalized sales commission of $2.6 million, $2.6 million and $1.4 million during the years ended December 31, 2010, 2011 and 2012, respectively, and amortized $1.2 million, $1.4 million and $1.9 million of deferred sales commissions during the years ended December 31, 2010, 2011 and 2012, respectively.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is the same as net income for all periods presented.

Segment Information

The Company operates in one reportable segment. The Company's chief operating decision-maker, its chief executive officer, reviews its operating results on an aggregate basis and manages its operations as a single operating segment. In addition, all of the Company's operations and assets are based in the United States.

Revenue Recognition

The Company recognizes revenue when all of the following conditions are met:

- There is persuasive evidence of an arrangement, as evidenced by a signed contract;
- Delivery has occurred or the service has been made available to the customer, which occurs upon completion of implementation and connectivity services and acceptance by the customer;
- The collectability of the fees is reasonably assured; and
- The amount of fees to be paid by the customer is fixed or determinable.

The Company generates its revenue through three primary sources: professional management, platform and other revenue.

Professional Management. The Company derives professional management revenue from member fees paid by plan participants who are enrolled in its Professional Management service for the management of their account assets. This discretionary investment management service includes a Retirement Plan analyzing investments, contribution rate and projected retirement income, and a Retirement Checkup designed to help plan participants to develop a strategy for closing the gap, if any, between the participant's retirement goal and current retirement income forecast. The services are generally made available to plan participants in a 401(k) plan by written agreements between the Company and the plan provider, plan sponsor and the plan participant; and may be provided on a subadvisory basis. The arrangement generally provides for member fees based on the value of assets the Company manages for plan participants, and is generally payable quarterly in arrears. Revenue derived from Professional Management services is recognized as the services are performed. In order to encourage enrollment into the Professional Management service, the Company uses a variety of promotional techniques, some of which can potentially impact the amount of revenue recognized, the timing of revenue recognition or both.

In certain instances, fees payable by plan participants are deferred for a specified period, and are waived if the plan participant cancels within the specified period. The Company recognizes revenue during certain of these fee deferral periods based on the estimate of the expected retention and cancellation rates determined by historical experience of similar arrangements.

Platform. The Company derives platform revenue from recurring, subscription-based fees for access to either its full suite of services, including Professional Management, Online Advice service and Retirement Evaluation, or to its legacy Online Advice service only, and to a lesser extent, from setup fees. Online Advice is a nondiscretionary Internet-based investment advisory service, which includes features such as: recommendations among the investment alternatives available in the employer sponsored retirement plan; a summary of the current value of the plan account; a forecast of how much the plan account investments might be worth at retirement; whether a change is recommended to the contribution rate, risk and diversification and/or unrestricted employer stock holdings; and a projection of how much the participant may spend at retirement. Plan participants may use the service as frequently as they choose to monitor progress toward their financial goals, receive forecasts and investment recommendations and access educational content at the Company's website. The arrangements generally provide for the Company's fees to be paid by the plan sponsor, plan provider or the retirement plan itself, depending on the plan structure. Platform revenue is generally paid annually or quarterly in advance and recognized ratably over the term of the subscription period beginning after the completion of customer setup and data connectivity. Setup fees are recognized ratably over the estimated average period of a sponsor relationship, which for accounting purposes is estimated to be five years.

Other. Other revenue includes reimbursement for a portion of marketing and member materials from certain subadvisory relationships, and reimbursement for providing personal statements to participants from a limited number of plan sponsors. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers. For periods prior to fiscal year 2011, a small portion of other revenue is derived from a defined benefit consulting business.

Deferred Revenue

Deferred revenue consists primarily of billings or payments received in advance of revenue recognition generated by the Company's platform service and setup fees described above. For these services, the Company generally invoices its customers in annual or quarterly installments payable in advance. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multiyear, noncancelable subscription contracts.

Cost of Revenue

Cost of revenue includes fees paid to plan providers for connectivity to plan and plan participant data, printed materials fulfillment costs for certain subadvisory relationships for which the Company is reimbursed, printed member materials, and employee-related costs for technical operations, implementations, operations, advisor call center operations, portfolio management and customer support. The expenses included in cost of revenue are shared across the different revenue categories, and the Company is not able to meaningfully allocate such costs between separate categories of revenue. Consequently, all costs and expenses applicable to the Company's revenue are included in the category cost of revenue in the Consolidated Statements of Income. Costs in this area are related primarily to payments to third parties, employee compensation and related expenses, and purchased materials. Amortization of internal use software, a portion of which relates to the Company's cost of revenue, is not included in cost of revenue but is reflected as a separate line item in the Company's Consolidated Statements of Income.

Direct Response Advertising

The Company's advertising costs consist primarily of print materials associated with new customer solicitations. These costs relate primarily to either Active Enrollment campaigns, where marketing materials are sent to solicit enrollment in the Company's Professional Management service, or Passive Enrollment campaigns, where the plan sponsor defaults all eligible members into the Professional Management service unless they decline. Advertising costs relating to Passive Enrollment campaigns and other general marketing materials sent to participants do not qualify as direct response advertising and are expensed to sales and marketing in the period the advertising activities first take place. Print fulfillment costs relating to subadvisory campaigns do not qualify as direct response advertising and are expensed to cost of revenue in the period in which the expenses were incurred. Advertising costs associated with direct advisory Active Enrollment campaigns qualify for capitalization as direct response advertising. The capitalized costs are amortized over the estimated three-year period of probable future benefits following the enrollment of a member into the Professional Management service based on the ratio of current period revenue for the direct response advertising cost pool as compared to the total estimated revenue expected for the direct response advertising cost pool over the remaining period of probable future benefits. The realizability of the amounts of direct response advertising reported as assets are evaluated at each balance sheet date by comparing the carrying amounts of such assets on a cost-pool-by-cost-pool basis to the probable remaining future net revenues expected to result directly from such advertising.

Effective July 1, 2009, the Company commenced capitalization of direct response advertising costs associated with direct advisory Active Enrollment campaigns on a prospective basis as the Company first concluded it had sufficient and verifiable historical patterns over a reasonable period of time to demonstrate the probable future benefits of such campaigns. During the years ended December 31, 2010, 2011 and 2012, the Company capitalized $4.4 million, $7.0 million and $6.6 million, respectively, of direct response advertising costs. Advertising expense was $2.0 million, $3.6 million and $5.9 million for the years ended December 31, 2010, 2011 and 2012, respectively, of which direct response advertising amortization was $1.2 million, $2.8 million and $5.2 million, respectively. During the years ended December 31, 2010, 2011 and 2012, impairments to direct response advertising were immaterial.

Deferred Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are also recognized for tax net operating loss carryforwards. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when such amounts are expected to reverse or be utilized. The realization of total deferred tax assets is contingent upon the generation of future taxable income. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. See Note 6 for additional information.

Stock-based Compensation

Employee stock-based compensation expense is based on the following: (1) the grant date fair value of stock option awards granted or modified after January 1, 2006, (2) the balance of deferred stock-based compensation related to stock awards granted prior to January 1, 2006, which was calculated using the intrinsic value method and (3) the fair value of the Company's common stock as of the grant date for restricted stock units.

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The Company amortizes stock-based compensation expense using a graded vesting method over the requisite service periods of the awards, which is generally the vesting period. The expected term represents the period that stock-based awards are expected to be outstanding, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of the Company's stock-based awards. The Company currently uses the simplified method in developing an estimate of expected term of stock options. The computation of expected volatility is based on a combination of the historical and implied volatility of comparable companies from a representative peer group based on industry and market capitalization data. Management estimates expected forfeitures and recognizes compensation costs only for those stock-based awards expected to vest. Amortization of stock-based compensation is presented in the same line item as the cash compensation to those employees in the accompanying Consolidated Statements of Income.

The Company's current practice is to issue new shares to settle stock option exercises and on vesting of restricted stock units.

Net Income per Common Share

Basic net income per common share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the period less the weighted average number of unvested restricted common shares subject to the right of repurchase. Diluted net income per common share is computed by giving effect to all dilutive potential common shares, including options, awards and restricted stock units, unvested restricted common stock subject to repurchase and convertible preferred stock.

Recent Accounting Pronouncements Adopted

There are no recent accounting pronouncements that have had or will have a material effect on our operating results or financial position.

NOTE 3 — Balance Sheet Items

Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31,	
	2011	2012
	(In thousands)	
Cash	$ 4,331	$ 2,558
Money market fund	140,671	178,673
Total cash and cash equivalents	$145,002	$181,231

Allowance for Doubtful Accounts

The following table summarizes the changes to the allowance for doubtful accounts:

	December 31,		
	2010	2011	2012
	(In thousands)		
Balance, beginning of year	$ 48	$ 69	$ 67
Add: Provisions for doubtful accounts	191	152	311
Less: Write-offs	(170)	(154)	(276)
Balance, end of year	$ 69	$ 67	$ 102

Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2011	2012
	(In thousands)	
Computer equipment	$ 8,083	$ 6,373
Computer software	2,760	1,453
Furniture, fixtures and equipment	2,594	4,918
Leasehold improvements	929	7,158
Total property and equipment	14,366	19,902
Less: Accumulated depreciation	(10,440)	(6,536)
Property and equipment, net	$ 3,926	$13,366

Depreciation and amortization expense was $1.8 million, $2.2 million and $3.1 million for the years ended December 31, 2010, 2011 and 2012, respectively. Included in property and equipment as of December 31, 2012 are assets acquired under capital lease obligations with original costs of $0.3 million. Accumulated depreciation on the capital lease assets was $23,000 as of December 31, 2012.

Internal Use Software

Internal use software consists of the following:

	December 31,	
	2011	2012
	(In thousands)	
Capitalized internal use software	$ 41,349	$ 40,845
Accumulated amortization	(30,626)	(30,506)
Internal use software, net	$ 10,723	$ 10,339

For the year ended December 31, 2012, the Company adjusted down $6.2 million of fully amortized internal use software projects that were no longer in service.

Other Current Assets

Other current assets consist of the following:

	December 31,	
	2011	2012
	(In thousands)	
Deferred sales commissions	$1,848	$1,795
Other	1,650	1,852
Total other current assets	$3,498	$3,647

Accrued Compensation

Accrued compensation consists of the following:

	December 31,	
	2011	2012
	(In thousands)	
Accrued bonus	$ 9,177	$ 8,624
Accrued vacation	2,357	2,615
Accrued commission	1,320	667
Accrued payroll	328	234
Other	80	139
Total accrued compensation	$13,262	$12,279

NOTE 4 — Stockholders' Equity

Initial Public Offering of Common Stock

On March 16, 2010, the Company completed its initial public offering whereby the Company sold 7,458,100 shares of common stock for a price of $12.00 per share, resulting in proceeds before underwriters' discounts and offering costs of $89.5 million. Approximately $10.5 million in offering costs, including underwriters' commissions, were incurred and have been deducted from additional paid-in capital.

Common Stock

As of December 31, 2012, there were 500,000,000 shares of common stock authorized and 47,915,049 shares issued and outstanding. Common stockholders are entitled to dividends if and when declared by the Board of Directors. Prior to fiscal 2013, the Company did not pay any cash dividends on its common stock. In February 2013, the Board of Directors declared the Company's first quarterly cash dividend in the amount of $0.05 per share of common stock outstanding. While the Company currently expects to pay comparable cash dividends on a quarterly basis in the future, any future determination with respect to the declaration and payment of dividends will be at the discretion of the Board of Directors.

Convertible Preferred Stock

Prior to the initial public offering, the Company had 22,441,623 shares of preferred stock outstanding. Each share of preferred stock was convertible into one share of common stock. The conversion of all the shares of preferred stock into 22,441,623 shares of common stock occurred upon the Company's initial public offering on March 16, 2010. Upon the initial public offering, the Company authorized 10,000,000 shares of undesignated preferred stock. No preferred stock shares were outstanding as of December 31, 2011 and 2012.

Stock Dividend

Upon the initial public offering on March 16, 2010, the Company issued 456,643 shares of common stock as a dividend to the holders of Series E preferred stock so that each share of preferred stock would maintain the one-to-one conversion ratio to common stock. The fair value of the dividend at $12.00 per share was determined to be $5.5 million.

Common Stock Reserved for Future Issuance

As of December 31, 2012, the Company has reserved the following shares of common stock for issuance in connection with:

	December 31, 2012
Stock options outstanding	6,431,315
Restricted stock units outstanding	559,776
Stock options and restricted stock units available for grant	2,522,046
Total shares reserved	9,513,137

Stock Option and Restricted Stock Plans

1998 Stock Plan

The 1998 Stock Plan expired in April 2010. The Company has reserved a total of 4,500,032 shares of its common stock for issuance under its 1998 Stock Plan related to options granted prior to the initial public offering. Under the 1998 Stock Plan, the Board of Directors granted stock purchase rights and incentive and nonstatutory stock options to employees, consultants and directors at fair market value on the date of grant. Vesting provisions of stock purchase rights and options granted under the 1998 Stock Plan were determined by the Board of Directors. Stock purchase rights have a 30-day expiration period, and options expire no later than 10 years from the date of grant. In the event of voluntary or involuntary termination of employment with the Company, with or without cause, typically all unvested options are forfeited and all vested options must be exercised within three months or they are forfeited.

Stock purchase rights or options acquired under the 1998 Stock Plan are exercisable upon grant; however, they generally vest over a period of four years. In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, the Company shall, upon the date of such termination, have an irrevocable, exclusive option to repurchase the unvested shares purchased prior to vesting, at the original exercise price. This repurchase option exists for a period of 60 days from termination. As of December 31, 2012, no shares were subject to repurchase under the 1998 Stock Plan.

2009 Stock Incentive Plan

The Company has reserved a total of 5,013,105 shares of its common stock for issuance under its Amended and Restated 2009 Stock Incentive Plan (the 2009 Stock Incentive Plan). The 2009 Stock Incentive Plan became effective immediately prior to the initial public offering. Under the 2009 Stock Incentive Plan, 2,000,000 shares of the Company's common stock had been authorized for issuance. In addition, 1,271,678 shares originally reserved for issuance under the 1998 Stock Plan but which are not subject to outstanding options as of the initial public offering, and shares subject to outstanding options under the 1998 Stock Plan upon the initial public offering that were subsequently forfeited or terminated for any reason before being exercised, up to a number of additional shares not to exceed 2,000,000, also became available for awards under the 2009 Stock Incentive Plan.

Under the 2009 Stock Incentive Plan, the Board of Directors may grant restricted stock awards, restricted stock units, stock appreciation rights and incentive and non-statutory stock options to employees, consultants and directors at fair market value on the date of grant. Vesting provisions of equity awards granted under the 2009 Stock Incentive Plan are determined by the Board of Directors. Options granted under the 2009 Stock Incentive Plan will generally vest over a period of four years with 25% vesting on the first anniversary of the grant date and 1/48 vesting per month thereafter. Options expire no later than 10 years from the date of grant. Restricted shares and restricted stock units (RSUs) awarded under the 2009 Stock Incentive Plan will vest according to the terms of the award on the date of the grant, which is typically a period of four years with 25% of the shares vesting on each anniversary after the grant date. Options and RSUs carry neither voting rights nor rights to dividends.

In the event of voluntary or involuntary termination of employment with the Company, with or without cause, typically all unvested options and RSUs are forfeited and all vested options must be exercised within three months or they are forfeited. Certain grants under the 2009 Stock Incentive Plan also provide for partial acceleration in the event of involuntary termination within 12 months of a change of control event, death, or total and permanent disability.

Upon vesting, RSUs are settled in common stock on a one-for-one basis. Upon vesting of the RSUs, the Company typically withholds shares that would otherwise be distributed to the employee when the RSUs are settled having a fair market value equal to the amount necessary to satisfy minimum tax withholding obligations, which the Company will remit from operational cash. As of December 31, 2012, no shares were subject to repurchase and 2,522,046 shares were available for future grant. In January 2013, the number of shares reserved for issuance under the 2009 Stock Incentive Plan was increased by 1,500,000 shares. The 2009 Stock Incentive Plan expires in November 2019.

Stock Option Plans

The following table summarizes option activity under the 1998 Stock Plan and the 2009 Stock Incentive Plan:

	Number of Options	Exercise Price	Average Exercise Price	Average Remaining Term	Aggregate Intrinsic Value
Balance, January 1, 2010	11,630,440	$1.00 - $10.00	$ 6.07		
Granted	409,850	8.75 - 17.61	11.82		
Exercised(1)	(2,247,534)	1.00 - 10.00	5.27		
Forfeited	(51,287)	5.79 - 9.60	8.07		
Balance, December 31, 2010	9,741,469	1.00 - 17.61	6.49		
Granted	846,180	18.20 - 28.68	23.15		
Exercised(1)	(2,747,150)	1.00 - 17.22	5.21		
Forfeited	(154,545)	6.04 - 28.68	9.61		
Balance, December 31, 2011	7,685,954	1.00 - 28.68	8.71		
Granted	1,101,425	20.15 - 26.22	24.09		
Exercised	(2,086,590)	1.00 - 25.92	6.54		
Forfeited	(269,474)	6.51 - 27.17	14.16		
Balance, December 31, 2012	6,431,315	$2.50 - $28.68	$11.83	6.24 years	$102,378,853
Vested and expected to vest, December 31, 2012	6,204,252	$2.50 - $28.68	$11.43	6.14 years	$101,220,072
Exercisable, December 31, 2012	4,394,816	$2.50 - $28.68	$ 7.94	5.12 years	$ 87,034,967

(1) Exercises for the years ended December 31, 2010, and 2011 include 81,199 shares and 8,732 shares, respectively, which were tendered in exchange for option exercises and/or related minimum tax withholdings.

The aggregate intrinsic values in the table above represent the total pre-tax intrinsic value (the aggregate difference between the fair value of the Company's common stock on December 31, 2012 of $27.74, and the exercise price of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of that date. The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was $32.7 million, $47.0 million and $44.2 million, respectively. The weighted average fair value per share of options granted to employees for the years ended December 31, 2010, 2011 and 2012 was approximately $5.95, $10.65 and $9.85, respectively. Total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2010, 2011 and 2012 was $11.0 million, $14.1 million and $13.6 million, respectively. The total fair value of the shares vested during the years ended December 31, 2010, 2011 and 2012 was $6.2 million, $5.5 million and $7.5 million, respectively.

As of December 31, 2012, there was $9.3 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock options granted after January 1, 2006, to be recognized over the weighted average remaining requisite service period of 1.4 years.

The following weighted average assumptions were used to value options granted:

	Year Ended December 31,		
	2010	2011	2012
Expected life in years	6	6	6
Risk-free interest rate	2.60%	1.72%	0.98%
Volatility	51%	47%	42%
Dividend yield	—	—	—

The following table summarizes information about outstanding and exercisable options as of December 31, 2012:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.50 - $ 4.25	661,110	1.68	$ 3.58	661,110	$ 3.58
$ 4.26 - $ 6.51	1,146,987	5.76	6.49	1,140,714	6.49
$ 6.52 - $ 7.50	987,172	3.69	7.49	979,980	7.49
$ 7.51 - $ 7.99	1,335,330	6.86	7.99	971,756	7.99
$ 8.00 - $15.76	437,465	6.20	9.78	347,657	9.44
$15.77 - $21.92	828,107	8.86	21.14	151,889	20.57
$21.93 - $28.68	1,035,234	9.26	25.50	141,710	25.45
$2.50 - $28.68	6,431,405	6.24	$11.83	4,394,816	$ 7.94

Restricted Stock Units Information

The following table summarizes unvested RSU activity under the 2009 Stock Incentive Plan:

	Number of Shares	Weighted Average Grant-Date Fair Value	Weighted Average Remaining Term	Aggregate Intrinsic Value
Balance, January 1, 2011	—	$ 0.00		
Granted	307,750	21.39		
Vested and settled	—	0.00		
Forfeited	(2,290)	21.39		
Balance, December 31, 2011	305,460	21.39		
Granted	347,190	25.59		
Vested and settled(1)	(71,283)	21.39		
Forfeited	(21,591)	21.39		
Balance, December 31, 2012	559,776	$24.00	2.13 years	$15,528,186
Expected to vest, December 31, 2012	463,586	$24.00	2.04 years	$12,867,368

(1) Vested and settled for the year ended December 31, 2012 includes 26,676 shares, which were tendered in exchange for minimum tax withholdings.

The aggregate intrinsic values in the table above represent the total pre-tax intrinsic value (the aggregate difference between the fair value of the Company's common stock on December 31, 2012 of $27.74). As of December 31, 2012, the aggregate intrinsic value of unvested RSUs was $15.5 million. The total intrinsic value of RSUs vested and settled during the year ended December 31, 2012 was $2.0 million. The total fair value of shares vested during the year ended December 31, 2012 was $1.5 million.

As of December 31, 2012, there was $8.9 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to restricted stock purchase rights to be recognized over the weighted average remaining requisite service period of 2.9 years.

Special Executive Restricted Stock Purchase Plan

The Special Executive Restricted Stock Purchase plan (the Special Restricted Plan) expired in June 2011. Under the Special Restricted Plan, the Board of Directors had the option to grant stock purchase rights to employees and consultants at an exercise price determined by the Board of Directors at the date of grant. The shares cliff vested over an initial vesting period of three to seven years. The restrictions lapsed over a period of six to twelve months upon a change of control or following an initial public offering.

Upon termination of employment or consulting relationship with the Company, for any reason, the Company had an irrevocable, exclusive option to repurchase the unvested shares purchased prior to vesting at the original exercise price. This repurchase option existed for a period of 90 days from termination. In connection with the issuances of stock purchase rights, the Company recorded $0.4 million and $36,000 as amortization of deferred compensation in the years ended December 31, 2010 and 2011, respectively. As of December 31, 2012, there were no shares subject to repurchase and no remaining balance in deferred stock-based compensation.

The following table summarizes restricted stock purchase right activity under the Special Restricted Plan:

	Number of Options	Weighted Average Exercise Price
Balance, January 1, 2010	350,000	$4.52
Granted	—	—
Released[(1)]	(175,000)	4.25
Forfeited	—	—
Balance, December 31, 2010	175,000	4.47
Granted	—	—
Released[(1)]	(175,000)	4.47
Forfeited	—	—
Balance, December 31, 2011	—	—

(1) Shares released on vesting for the years ended December 31, 2010 and 2011 include 53,746 shares and 70,744 shares, respectively, which were tendered in exchange for minimum tax withholding.

Equity Instruments Issued to Non-Employees

Compensation expense for equity instruments issued to non-employees recognized for the year ended December 31, 2010 was $0.1 million. The fair value of the options issued to non-employees was determined using the Black-Scholes option-pricing model. The Company did not grant stock options to non-employees during the years ended December 31, 2011 and 2012. As of December 31, 2012, there was no unrecognized compensation cost related to unvested stock options granted to non-employees.

The following weighted average assumptions were used to value options to non-employees:

	Year Ended December 31, 2010
Expected life in years	5
Risk-free interest rate	1.97%
Volatility	50%
Dividend yield	—

Stock-based Compensation

The following table summarizes the stock-based compensation by functional area:

	Year Ended December 31,		
	2010	2011	2012
		(In thousands)	
Stock-based compensation:			
Cost of revenue	$ 826	$ 489	$ 1,123
Research and development	2,084	1,279	2,321
Sales and marketing	2,042	1,455	2,787
General and administrative	2,499	2,255	3,741
Amortization of internal use software	208	345	400
Total stock-based compensation	$7,659	$5,823	$10,372

Recognized income tax benefit on stock-based compensation included with income tax expense for the years ended December 31, 2010, 2011 and 2012 was $1.5 million, $1.5 million and $3.8 million, respectively.

NOTE 5 — Net Income Per Common Share

The following table sets forth the computation of basic and diluted net income per share attributable to holders of common stock:

	Year Ended December 31,		
	2010	2011	2012
	(In thousands, except per share data)		
Numerator (basic and diluted):			
Net income	$63,575	$15,145	$18,574
Less: Stock dividend	5,480	—	—
Net income attributable to holders of common stock	$58,095	$15,145	$18,574
Denominator (basic):			
Weighted average common shares outstanding	35,384	44,820	46,741
Less: Weighted average unvested restricted common shares subject to repurchase	(288)	(37)	—
Net weighted average common shares outstanding	35,096	44,783	46,741
Denominator (diluted):			
Weighted average common shares outstanding	35,096	44,783	46,741
Dilutive stock options and awards outstanding	4,831	4,586	3,374
Unvested restricted stock units	—	1	96
Weighted average unvested restricted common shares subject to repurchase	288	37	—
Weighted average common shares from preferred stock	4,611	—	—
Net weighted average common shares outstanding	44,826	49,407	50,211
Net income per share attributable to holders of common stock:			
Basic	$ 1.66	$ 0.34	$ 0.40
Diluted	$ 1.30	$ 0.31	$ 0.37

Diluted net income per share does not include the effect of the following anti-dilutive common equivalent shares:

	Year Ended December 31,		
	2010	2011	2012
		(In thousands)	
Stock options outstanding	633	326	1,027
Restricted stock units outstanding	—	—	37
Total anti-dilutive common equivalent shares	633	326	1,064

NOTE 6 — Income Taxes

The Company is subject to income taxes only in the United States. Provision for income tax expense (benefit) consists of the following:

	Year Ended December 31,		
	2010	2011	2012
	(In thousands)		
Current expense (benefit):			
Federal	$ (31)	$ 33	$ 2
State	447	1,301	2,325
	$ 416	$1,334	$ 2,327
Deferred expense (benefit):			
Federal	$(48,833)	$6,944	$ 9,018
State	(2,312)	(378)	(370)
	$(51,145)	$6,566	$ 8,648
Income tax expense (benefit)	$(50,729)	$7,900	$10,975

The difference between income tax expense (benefit) and the amount resulting from applying the federal statutory rate of 35% to net income is attributable to the following:

	Year Ended December 31,		
	2010	2011	2012
	(In thousands)		
Federal tax at statutory rate	$ 4,496	$ 8,066	$10,342
State taxes, net of federal benefit	348	957	1,316
Nondeductible expenses	27	38	49
Stock compensation	880	25	(599)
Research and development credit	(812)	(1,111)	(228)
Change in valuation allowance	(55,385)	(160)	—
Other	(283)	85	95
Income tax expense (benefit)	$(50,729)	$ 7,900	$10,975

The components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2011	December 31, 2012
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$38,733	$25,402
Research and other credits	3,994	4,241
Deferred revenue	578	585
Stock-based compensation	5,104	6,967
Other temporary differences	5,596	7,945
Total gross deferred tax assets	54,005	45,140
Valuation allowance	(2,000)	(1,380)
Net deferred tax assets	52,005	43,760
Deferred tax liabilities		
Intangible amortization	(7,426)	(7,828)
Total deferred tax liabilities	(7,426)	(7,828)
Net deferred tax assets	$44,579	$35,932

Prior to September 30, 2010, the Company maintained a full valuation allowance for its net deferred tax assets since the likelihood of the realization of those assets had not become "more likely than not". The Company continuously evaluates additional facts representing positive and negative evidence in the determination of the realizability of the deferred tax assets. As of September 30, 2010, and December 31, 2010, 2011 and 2012, the Company believed that sufficient positive evidence existed from historical operations and future projections to conclude that it was more likely than not to fully realize its federal deferred tax assets and to partially realize its State of California deferred tax assets. Therefore, the Company released all of its federal and a portion of its State of California deferred tax assets totaling $55.4 million during the year ended December 31, 2010 and an additional portion of its State of California deferred tax assets totaling $0.2 million during the year ended December 31, 2011. As of December 31, 2012, the Company continues to apply a valuation allowance on certain deferred tax assets in the amount of $1.4 million relating to net operating losses for the State of California as it is not more likely than not that the Company will be able to realize these assets prior to their expiration. As of December 31, 2012, the amount of pre-tax income the Company needs to generate in future years in order to realize its deferred tax assets is approximately $93.9 million and $310.0 million with respect to approximately $32.8 million of federal related deferred tax assets and $3.1 million of state related net deferred tax assets, respectively.

As of December 31, 2012, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $151.7 million and $60.9 million, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carryforwards expire through 2031.

As of December 31, 2012, the Company has research credit carryforwards for federal and California income tax purposes of approximately $2.9 million and $3.3 million, respectively, available to reduce future income taxes. The federal research credit carryforwards expire through 2031. The California research credit carries forward indefinitely. The federal research and development credit expired on December 31, 2011. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law. Under this act, the federal research and development credit was retroactively extended for amounts paid or incurred after December 31, 2011 and before

January 1, 2014. The effects of these changes in the tax law will result in a tax benefit which will be recognized in the first quarter of 2013, which is the quarter in which the law was enacted.

As of December 31, 2012, unrecognized tax benefits approximated $6.7 million all of which would affect the effective tax rate if recognized. Included in the balance at December 31, 2012 is $0.1 million of current year tax positions, which would affect the Company's income tax expense if recognized. As of December 31, 2012, the Company has no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations. The Company does not anticipate adjustments to unrecognized tax benefits which would result in a material change to its financial position within the next twelve months. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2010, 2011 and 2012, the accrued interest and penalties were immaterial.

The Company's income taxes payable have been reduced by employee stock-based awards. For stock options, the Company receives an income tax benefit calculated as the tax effect of the difference between the fair market value of the stock issued at the time of the exercise and the exercise price. For restricted stock units, the company receives an income tax benefit upon the award's vesting equal to the tax effect of the underlying stock's fair market value. If an incremental tax benefit is realized as a reduction of income tax payable, such excess tax benefit is recognized as an increase to additional paid-in capital. The excess tax benefits from employee stock-based awards transactions in the years ended December 31, 2010, 2011 and 2012 were $0.5 million, $1.0 million and $2.0 million, respectively.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	Year Ended December 31,	
	2011	2012
	(In thousands)	
Balance, beginning of year	$6,244	$6,600
Decrease in tax positions for prior years	(49)	—
Increase in tax positions for current year	405	142
Balance, end of year	$6,600	$6,742

The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. All tax years since inception are open due to loss carryforwards and may be subject to examination in one or more jurisdictions. The Company has undergone a federal tax examination for fiscal years 2006 and 2007 and the results did not have a material impact on its financial condition and results of operations.

NOTE 7 — Savings Plan

The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may contribute up to 75% of their pre-tax salaries per year, but not more than the statutory limits. The Company may, at its discretion, make matching contributions to the 401(k) Plan. For the years ended December 31, 2010, 2011 and 2012, the Company made matching contributions of 50% of employee contributions up to 3% of salary (including commissions), which totaled $0.9 million, $1.0 million and $1.2 million, respectively.

NOTE 8 — Related Party Transactions

One of the Company's founders, who also served as a director through June 2009, provided consulting services to the Company for which compensation was provided. The Company incurred consulting expenses of $0.1 million during the year ended December 31, 2010. As of June 2009, this founder resigned from his director position and effective December 31, 2010, this founder is no longer providing consulting services to the Company.

NOTE 9 — Commitments and Contingencies

Commitments

The Company leases its facilities under non-cancelable operating leases expiring at various dates through the year 2020.

The Company entered into an operating lease contract for a new headquarters' facilities space in October 2011. The Company has one option to extend the lease term for an additional period of sixty months. The Company also has a continuing right of first offer to lease any full floor space in the building in which the leased premises are located that becomes available during the lease term. For this facility, the Company recognizes rent expense on a straight-line basis over the lease period commencing on the date that the premise is available from the landlord. The lease period includes the period required to make the leased space suitable for the Company. For purposes of calculating straight-line rent expense, the commencement date of the lease term reflects the date the Company took possession of the building. Rent expense for all operating leases totaled approximately $2.0 million, $2.3 million and $3.6 million for the years ended December 31, 2010, 2011 and 2012, respectively.

The new headquarters' facility space operating lease contract included a tenant improvement allowance of $5.3 million, which was fully utilized as of December 31, 2012. As of December 31, 2012, there was a receivable balance of $1.1 million related to the tenant improvement allowance included in other current assets on the Consolidated Balance Sheets. As of December 31, 2011, there was no receivable balance related to the tenant improvement allowance.

The Company classifies tenant improvement allowances in its Consolidated Balance Sheets under deferred rent and amortizes them on a straight-line basis over the related lease period. Tenant improvement allowance activity is presented as part of cash flows from operating activities in the accompanying Consolidated Statements of Cash Flows. In addition, certain of the Company's facility leases provide for a free rent period or escalating rent payments and, accordingly, the Company has straight-lined the rental payments over the respective lease terms. As of December 31, 2011 and 2012, deferred rent was $0.6 million and $6.9 million, respectively.

In August 2012, the Company entered into an office equipment capital lease which terminates in September 2016.

The following table summarizes the Company's contractual obligations as of December 31, 2012. Certain of these contractual obligations are reflected on the Company's Consolidated Balance Sheets while others are disclosed as future obligations under GAAP.

	Capital Lease	Operating Leases	Purchase Obligations
		(In thousands)	
Year ending December 31,			
2013	$ 69	$ 3,434	$ 416
2014	69	4,193	272
2015	69	3,125	199
2016	44	2,969	149
2017	—	3,058	149
Thereafter	—	7,764	25
Total minimum payments	251	$24,543	$1,210
Less: Amounts representing interest expense	(18)		
Present value of net minimum lease payments	233		
Less: Current obligations	(69)		
Long-term obligations	$164		

Contingencies

The Company includes service level commitments to its customers warranting certain levels of reliability and performance. To date, the Company has not incurred any material costs as a result of such commitments and has not accrued any liabilities related to such obligations.

NOTE 10 — Subsequent Events

Updated Stock Incentive Plan

In February 2013, the Board of Directors amended and restated the 2009 Stock Incentive Plan (the Updated Stock Incentive Plan) and approved the 2013-2017 Long-Term Incentive Program (the LTIP) thereunder. Under the LTIP, the Company may grant performance stock unit (PSU) awards based on objective performance criteria pre-established by the Compensation Committee of the Board of Directors. In March 2013, the Compensation Committee intends to grant PSUs under the LTIP subject to stockholder approval of the Updated Stock Incentive Plan at the annual meeting of stockholders in May 2013. Further details on the Updated Stock Incentive Plan and the LTIP will be presented in the Proxy Statement. Assuming the Company obtains stockholder approval, the PSUs will have an expense value, measured in May 2013 but estimated as of the date of this filing, of approximately $14.4 million assuming 100% target achievement. The Company would recognize non-cash stock-based compensation expense under the graded-vesting attribution method. Each PSU award consists of two vesting cliffs, with sixty percent eligible to vest on December 31, 2015 and forty percent eligible to vest on December 31, 2017. The expense associated with each vesting cliff will be straight-lined over its respective period beginning in May 2013, which will result in greater amounts of non-cash stock-based compensation expense recognized in earlier periods of the grants with declining amounts recognized in later periods. Depending on performance against the target metrics, vesting will be between 0% and 140% of target value for each of the vesting cliffs and the expense will be reviewed and adjusted based on forecasts at the end of each balance sheet period.

Dividends

Prior to fiscal 2013, the Company did not pay any cash dividends on its common stock. In February 2013, the Board of Directors declared the Company's first quarterly cash dividend in the amount of $0.05 per share of common stock outstanding. The Company currently expects to pay comparable cash dividends on a quarterly basis in the future. However, any future determination with respect to the declaration and payment of dividends will be at the discretion of the Board of Directors.

BOARD OF DIRECTORS

E. Olena Berg-Lacy has served as a director since July 1998 and as a consultant from July 1998 until December 2007 and from October 2009 until December 2011. She has served as a director of Bentall Kennedy, a private company, from September 2012 to the present. Ms. Berg-Lacy was a partner with Fiduciary Benchmarks, Inc. from September 2007 until March 2008. Ms. Berg-Lacy was a member of the Board of Trustees for the GM/ UAW Trust for Retiree HealthCare from March 2006 until January 2009 and the UAW Trust for Retiree Health Benefits from January 2009 until January 2012. She has been a director, chair of the finance committee, and a consultant to the non-profit Pension Rights Center since 2000. Prior to this, she served as Assistant Secretary of the United States Department of Labor, a position she held from June 1993 to June 1998. She received an MBA with honors from Harvard Business School and a bachelor's degree in English literature from California State University at Chico.

Heidi K. Fields has served as a director since November 2008. She was the executive vice president and chief financial officer of Blue Shield of California from September 2003 until her retirement in December 2012. Prior to joining Blue Shield of California, she served as executive vice president and chief financial officer of Gap, Inc. from 1999 to January 2003. From 1995 to 1999, Ms. Fields served as the chief financial officer of ITT Industries, Inc. She has also held senior financial management positions at General Motors Corporation, including vice president and treasurer during her 16-year tenure from 1979 to 1995. Ms. Fields has served as a director of Agilent Technologies Inc. since 2000. Ms. Fields received an MBA in finance/accounting from Columbia Business School and a bachelor's degree in Russian language from Georgetown University.

Blake R. Grossman has served as a director since May 2011 and has served as the managing partner of CHJ Capital Management LLC since May 2011. Mr. Grossman held executive positions with BlackRock, Inc., an investment management, risk management and advisory services provider, through 2010, including Vice Chairman and Head of Scientific Investments. Previously, Mr. Grossman served as the Global Chief Executive Officer, a director and Member of the Executive Committee of Barclays Global Investors (BGI), until it was acquired by BlackRock in December, 2009. From 1985 to 2009, Mr. Grossman held various executive positions with BGI and its predecessor organizations, including Chief Investment Officer from 1992 to 2002. He currently serves as a director of the private companies Hillcrest Asset Management LLC, as well as CamberView Partners LLC. The Financial Analysts Journal awarded Mr. Grossman a Graham and Dodd Award for his research on the investment implications of divestment decisions, co-authored with William F. Sharpe, in 1986. Mr. Grossman graduated Phi Beta Kappa from Stanford University, where he received a master's and a bachelor's degree in economics.

Joseph A. Grundfest is one of our founders and has served as a director since our inception in June 1996. Mr. Grundfest has not been an employee of our company and has no operational involvement with our company. Mr. Grundfest joined the faculty of Stanford Law School in January 1990 where he is the William A. Franke Professor of Law and Business. He is also senior faculty of the Arthur and Toni Rembe Rock Center for Corporate Governance at Stanford University, and co-director of Director's College, a venue for the continuing professional education of directors of publicly traded corporations. Prior to joining Stanford Law School, Mr. Grundfest was a Commissioner of the U.S. Securities and Exchange Commission from 1985 to 1990. He is also a member of the Securities and Exchange Commission's Investor Advisory Committee. Mr. Grundfest, who serves on the board of KKR, LLC (the managing partner of KKR LP, a publicly-traded entity), is currently the chairman of the board nominating committee of the NASDAQ Stock Market. Mr. Grundfest received a juris doctorate from Stanford Law School and a bachelor's degree in economics from Yale University.

Robert A. Huret has served as a director since January 2011. He co-founded and has been a Managing Member of FTV Management Company, L.P., a private equity management company, since 1998 and is a Founding Partner of FTV Capital, a multi-stage private equity firm whose limited partners include many of the world's foremost financial institutions. Previously, he was a senior consultant to Montgomery Securities. He also served as Senior Vice President Finance and Planning and Trust Executive Officer at the Bank of California and was Vice President of Planning and Mergers and Acquisitions at First Chicago Corporation/The First National Bank of Chicago. Since 1990, his financial and professional emphasis has focused on technology companies that develop products and services for the financial services industry. He has served as Trustee of Cornell University and San Francisco University High School. Concurrently with his investment banking and venture capital career, he serves as the Chairman of Huret, Rothenberg & Co., a private investment firm. Previously, he has been Founder and Vice Chairman of Newell Associates and Founder and Director of Third Age Media. He currently serves as Director of Caplin Systems Ltd., Cloudmark, Inc. and Bank of Hawaii Corporation (NYSE: BOH). Mr. Huret received his bachelor of science degree in Industrial and Labor Relations from Cornell University and his MBA with distinction from Harvard Business School.

Paul G. Koontz has served as our Chairman since February 2003 and has been a director since March 1997. Mr. Koontz has been a general partner at Foundation Capital, a venture capital firm, since 1996. Mr. Koontz currently serves on the board of directors of Envestnet, a publicly-traded company, as well as the private company eBates. Mr. Koontz received a master's degree in engineering management from Stanford University and a bachelor's degree in engineering from Princeton University.

Jeffrey N. Maggioncalda has served as our Chief Executive Officer since November 2012, as our President and Chief Executive Officer since August 1996 and as a director since March 1997. From June 1995 to September 1995, he served as a summer associate at McKinsey & Company. From June 1991 to August 1994, he served as an associate at Cornerstone Research, an economic and financial consulting firm. Mr. Maggioncalda is a member of the board of directors of SVB Financial Group and Silicon Valley Bank. Mr. Maggioncalda received an MBA from the Stanford Graduate School of Business and a bachelor's degree in economics and English from Stanford University.

John B. Shoven, Ph.D., has served as a director since January 2010 and currently serves as the Charles R. Schwab Professor of Economics at Stanford University, where he has taught since 1973. Dr. Shoven is also the Wallace R. Hawley Director of the Stanford Institute for Economic Policy Research, a position he has held since November 1999 and earlier served in that capacity from 1989 to 1993. He served as Chairman of the Economics Department at Stanford University from 1986 to 1989 and as Dean of the School of Humanities and Sciences from 1993 to 1998. Dr. Shoven currently serves as a director on the board of directors of Exponent, Inc., an engineering and scientific consulting firm, as well as chairman of the nominating and governance committee and a member of the audit committee and compensation committee. He serves as chairman of the board of directors of Cadence Design Systems, Inc., a developer of electronic design automation hardware and software, as well as chairman of the compensation committee and a member of the nominating and governance committee and the audit committee. Dr. Shoven also serves as a director on the board of directors of American Century Funds, Mountain View Board, where he is Chairman of the Client Experience Oversight Committee and a member of the Governance Committee. He is a Fellow of the American Academy of Arts and Sciences, a recipient of the Paul A. Samuelson Award for Outstanding Scholarly Writing on Lifelong Financial Security, an award-winning teacher at Stanford, and has published more than 100 professional articles and twenty books. Dr. Shoven holds a Ph.D. in economics from Yale University and a bachelor's degree in physics from University of California, San Diego.

David B. Yoffie, Ph.D., has been a director of the company since June 2011 and is the Max and Doris Starr Professor of International Business Administration at Harvard Business School, where he has taught since 1981. Dr. Yoffie served as Chairman of Harvard Business School's Strategy department from 1997 to 2002, Chairman of the Advanced Management Program from 1999 to 2002, Senior Associate Dean and Chair of Executive Education from 2006-2012, and he currently chairs Harvard's World President's Organization program. He has also lectured and consulted in more than 30 countries. Dr. Yoffie is a member of the board of directors of Intel Corporation and TiVO Inc. and served as a member of the board of directors of Charles Schwab Corporation until 2007. He is also on the board of the National Bureau of Economic Research, a nonprofit research organization. Dr. Yoffie holds a masters and Ph.D. from Stanford University, where he has been a Visiting Scholar, and a bachelor's degree from Brandeis University.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This Report contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about anticipated trends and challenges in our business and the markets in which we operate; the capabilities, benefits and effectiveness of our services; our plans for future services, enhancements of existing services and our growth; our expectations regarding our expenses and revenue; our effective tax rate, our deferred tax assets, our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to retain and attract customers; our regulatory environment; our ability to recruit and retain professionals; volatility of our stock price; our expectations regarding the amounts, timing and frequency of any payment of dividends; impact of our accounting policies; benefit of non-GAAP financial measures; our disclosure controls and procedures; our legal proceedings; intellectual property; our expectations regarding competition; and sources of revenue. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the risks set forth throughout our Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission, including under Item 1, "Business" and under Item 1A, "Risk Factors." These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For a better understanding of the risks related to our business please refer to our Form 10-K for the year ended December 31, 2012 as filed with the Securities and Exchange Commission, a copy of which may be obtained free of charge by writing to our corporate Secretary at Financial Engines, Inc. at 1050 Enterprise Way, Sunnyvale, California, 94089 Attn: Ms. Tuttle Cappel.

Available Information

Our website is http://www.financialengines.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing or furnishing these reports with the SEC. Information contained on our website is not a part of this report. We have adopted a code of ethics applicable to our senior financial officers which is available free of charge, on or through our website's investor relations page.

The SEC maintains an Internet site at http://www.sec.gov that contains our the Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy and information statements. All reports that we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC, 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Financial Engines, Inc. was incorporated on May 13, 1996 under the laws of the state of California and is headquartered in Sunnyvale, California. In February 2010, Financial Engines, Inc. was reincorporated in the state of Delaware. Our investment advisory and management services are provided through our subsidiary, Financial Engines Advisors L.L.C., a federally registered investment adviser. References in this Report to "Financial Engines," "our company," "we," "us" and "our" refer to Financial Engines, Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise.

FINANCIAL ENGINES®, INVESTOR CENTRAL®, RETIREMENT HELP FOR LIFE®, the Financial Engines logo and a sun and cloud design mark are all trademarks or service marks owned by Financial Engines, Inc., registered in the United States and other countries. In addition, Financial Engines, Inc. owns the trademark ADVICESERVER, registered in Japan. The mark ADVICE LIGHT and FINANCIAL ENGINES INVESTMENT ADVISOR® is also a trademark owned by Financial Engines, Inc. All other trademarks, service marks and trade names appearing in this filing are the property of their respective owners.

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Board of Directors

Executive Officers

Jeffrey N. Maggioncalda
Chief Executive Officer and Director

Lawrence M. Raffone
President

Raymond J. Sims
Executive Vice President
and Chief Financial Officer

Paul A. Gamble
Executive Vice President,
Distribution and Institutional Services

Jeffrey C. Grace
Vice President, Controller
and Principal Accounting Officer

Garry W. Hallee
Executive Vice President,
Technology and Service Delivery

Christopher L. Jones
Executive Vice President,
Investment Management
and Chief Investment Officer

Kelly S. O'Donnell
Executive Vice President, Marketing

Mary Lee Sharp
Executive Vice President, Human Resources

Anne Tuttle Cappel
Executive Vice President,
General Counsel and Secretary

Stockholder Information

Independent Registered Public Accountants

KPMG LLP
Mission Towers I, Suite 100
3975 Freedom Circle Dr.
Santa Clara, CA 95054
(408) 367-5764

Transfer Agent

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MA 55075-1139
(800) 468-9716

Contact Information

For more information please contact Investor Relations at Financial Engines by dialing (408) 498-6040, emailing ir@financialengines.com or visiting our website at www.financialengines.com.


financial
engines

retirement help for life

1050 Enterprise Way, 3rd Floor
Sunnyvale, CA 94089

www.financialengines.com